UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Turnstone Biologics Corp.

(Name of Subject Company)

Turnstone Biologics Corp.

(Name of Persons Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

90042W100

(CUSIP Number of Class of Securities)

Sammy Farah, M.B.A., Ph.D.

President and Chief Executive Officer

Turnstone Biologics Corp.

9310 Athena Circle, Suite 300

La Jolla, California 92037

(347) 897-5988

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With a copy to:

Divakar Gupta

Rama Padmanabhan

Courtney Tygesson

Cooley LLP

55 Hudson Yards

New York, New York 10001

(212) 479-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

ITEM 1. SUBJECT COMPANY INFORMATION

Name and Address

The name to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, as it may be amended or supplemented, this “Schedule 14D-9”) relates is Turnstone Biologics Corp., a Delaware corporation (“Turnstone” or the “Company”). The address of the Company’s principal executive office is 9310 Athena Circle, Suite 300, La Jolla, California 92037. The telephone number of the Company’s principal executive office is (347) 897-5988.

Securities

The title of the class of equity securities to which this Schedule 14D-9 relates is Turnstone’s common stock, par value $0.001 per share (“Turnstone Common Stock,” and shares of Turnstone Common Stock, “Shares”). As of July 10, 2025, there were (i) 23,140,691 Shares issued and outstanding, (ii) 1,856,251 Shares subject to issuance pursuant to options granted by Turnstone to purchase Turnstone Common Stock (each, a “Turnstone Option”) pursuant to Turnstone’s 2023 Equity Incentive Plan, Turnstone’s 2018 Equity Incentive Plan and Turnstone’s Amended and Restated Equity Incentive Plan (the “Turnstone Equity Plans”), and (iii) 1,135 Shares underlying restricted stock units (each, a “Turnstone RSU”) issued pursuant to the Turnstone Equity Plans.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON

Name and Address

The name, address and telephone number of Turnstone, which is the person filing this Schedule 14D-9, are set forth above in the section captioned “Item 1. Subject Company Information—Name and Address.”

Tender Offer

This Schedule 14D-9 relates to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on July 11, 2025 (together with any amendments and supplements thereto, the “Schedule TO”) by XOMA Royalty Corporation, a Nevada corporation (“Purchaser”). The Schedule TO relates to the tender offer to acquire all of the outstanding Shares for (A) $0.34 per Share in cash (the “Cash Amount”), payable subject to any applicable tax withholding and without interest, plus (B) one non-transferable contractual contingent value right per Share which represents the right to receive potential payments, in cash, described in, and subject to and in accordance with the terms and conditions of, the Contingent Value Rights Agreement (the “CVR Agreement” and such amount, the “CVR Amount”), subject to any applicable tax withholding and without interest (a “CVR,” and each CVR Amount together with the Cash Amount, the “Offer Price”), all upon the terms and subject to the conditions as set forth in the Offer to Purchase, dated July 11, 2025 (together with any amendments and supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments and supplements thereto, the “Letter of Transmittal,” and together with the Offer to Purchase, the “Offer”).

The Offer to Purchase and the Letter of Transmittal are being mailed to Turnstone’s stockholders together with this Schedule 14D-9 and are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated June 26, 2025 (together with any amendments and supplements thereto, the “Merger Agreement”), among Turnstone, Purchaser and XRA 3 Corp., a Delaware corporation and a wholly-owned subsidiary of Purchaser (“Merger Sub”). A more complete description of the Merger Agreement can be found in Section 7 (Summary of the Merger Agreement and Certain Other Agreements—Summary of the Merger Agreement) of the Offer to Purchase, and a copy of the Merger Agreement has been filed as Exhibit (e)(1) to this Schedule 14D-9 and each is incorporated herein by reference.

The Merger Agreement provides, among other matters, that after the consummation of the Offer, the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the General Corporation Law of the State of Delaware, as amended (the “DGCL”), Merger Sub will merge with and into Turnstone (the “Merger,” and together with the Offer and the other transactions contemplated by the Merger Agreement, including the CVR Agreement and the Support Agreements (in each case, as defined below), the “Transactions”), with Turnstone continuing as the surviving corporation in the Merger (the “Surviving Corporation”) and as a wholly-owned subsidiary of Purchaser, without a meeting or vote of the stockholders of Turnstone. The Merger will be governed by and effected under Section 251(h) of the DGCL, which provides that, following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquiring corporation owns at least the amount of shares of the target corporation and of each class or series of stock of the target corporation that would otherwise be required to adopt a merger agreement for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiring corporation can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if Purchaser consummates the Offer, the Merger Agreement contemplates that the parties will effect the closing of the Merger, and the transactions contemplated thereby (the “Merger Closing”), without a vote of the stockholders of Turnstone in accordance with Section 251(h) of the DGCL.

At the effective time of the Merger (the “Effective Time”), by virtue of the Merger and without any action on the part of the holders of the Shares, the Shares not tendered pursuant to the Offer (other than (i) Shares owned by Turnstone immediately prior to the Effective Time or owned by Purchaser, Merger Sub or any other subsidiary of Purchaser at the commencement of the Offer and is owned by Purchaser, Merger Sub or any other subsidiary of Purchaser immediately prior to the Effective Time, which will be canceled without any conversion thereof and no consideration will be delivered in exchange therefor, and (ii) any Shares held by stockholders of Turnstone or owned by beneficial owners who are entitled to demand, and have properly demanded, appraisal of such Shares in accordance with the DGCL and have neither failed to perfect nor effectively withdrawn or lost such rights prior to the Effective Time) will each be canceled and converted into the right to receive the Offer Price (the “Merger Consideration”), subject to any applicable tax withholding and without interest.

Immediately prior to the time at which Purchaser first irrevocably accepts for purchase the Shares tendered in the Offer (the “Offer Closing Time”), each then-outstanding Turnstone RSU that is not then vested will immediately vest in full. After giving effect to such accelerated vesting, at the Effective Time, each outstanding Turnstone RSU will be cancelled in exchange for the right to receive (i) an amount in cash without interest, less any applicable tax withholding, equal to the Cash Amount and (ii) one CVR. Prior to the Effective Time, Turnstone will provide that, on or after the Effective Time, no holder of any Turnstone Option or Turnstone RSU will have the right to acquire any equity interest in Turnstone or the Surviving Corporation and that the Turnstone Equity Plans will be terminated as of the Effective Time. In addition, prior to the Effective Time, Turnstone will take all reasonable actions required to (A) terminate Turnstone’s 2023 Employee Stock Purchase Plan (the “Turnstone ESPP”), as of immediately prior to the date of the Merger Closing (the “Merger Closing Date”), and (B) provide that no new offering period will commence after the signing of the Merger Agreement.

At the Effective Time, each then-outstanding Turnstone Option will be cancelled and terminated without consideration.

The obligation of Purchaser to purchase Shares validly tendered pursuant to the Offer and not properly withdrawn prior to the expiration of the Offer is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including, but not limited to: (i) that the number of Shares validly tendered and not properly withdrawn prior to the expiration of the Offer equals at least one Share more than 50% of the number of Shares that are then issued and outstanding as of the expiration of the Offer (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received” by the “depositary,” as such terms are defined in Section 251(h) of the DGCL); (ii) the absence of any legal restraint in effect preventing or prohibiting the consummation of the Offer, the Merger or any of the other transactions contemplated by the

Merger Agreement; (iii) the accuracy of representations and warranties made by Turnstone in the Merger Agreement, including that, since the date of the Merger Agreement, there has not have occurred any Company Material Adverse Effect (as defined in the Merger Agreement); (iv) compliance by Turnstone with its covenants under the Merger Agreement in all material respects; (v) the Closing Net Cash (as defined in the Merger Agreement) is no less than $2.0 million as of the expiration of the Offer; and (vi) no termination of the Merger Agreement (each individually, an “Offer Condition,” and collectively, the “Offer Conditions”). The Offer is not subject to a financing condition.

The initial expiration date of the Offer is one minute following 11:59 p.m., Eastern time, on August 7, 2025, unless extended or earlier terminated as permitted by the Merger Agreement (such time or such subsequent time to which the expiration of the Offer is extended in accordance with the Merger Agreement, the “Expiration Date”). The expiration date may be extended under the following circumstances: (i) Purchaser may, in its discretion, and shall, at the request of Turnstone, extend the Offer on one or more occasions, for additional periods of up to 10 business days per extension (unless otherwise agreed upon by Purchaser and Turnstone), if (A) as of the then-scheduled expiration date, any Offer Condition is not satisfied and has not been waived, to permit such Offer Condition to be satisfied or waived, (B) if, as of the then-scheduled expiration date, there is a dispute regarding the determination of the Closing Net Cash, to permit the resolution of the determination of the Closing Net Cash pursuant to the Merger Agreement or (C) if Turnstone has consummated a Permitted Disposition (as defined in the Merger Agreement) subsequent to its most recent delivery of the Closing Cash Schedule (as defined in the Merger Agreement), to allow for the delivery of an updated Closing Cash Schedule pursuant to the Merger Agreement (provided, that if the Offer has previously been extended twice pursuant to clause (C) at Turnstone’s request then (other than if clause (B) is applicable) the mutual agreement of Purchaser and Turnstone shall be required for any further extension pursuant to clause (C)), or (ii) for the minimum period required by the SEC or Nasdaq Capital Market applicable to the Offer. In no event will Purchaser be permitted to extend the Offer beyond October 26, 2025, which is the Outside Date of the Merger Agreement. The foregoing summary of the Transactions is qualified in their entirety by the descriptions contained in the Offer to Purchase, the terms of the Merger Agreement and the Letter of Transmittal.

Purchaser has formed Merger Sub for the purpose of effecting the Merger. As set forth in the Schedule TO, the address of Purchaser is 2200 Powell Street, Suite 310, Emeryville, California 94608, and the telephone number of Purchaser is (510) 204-7200.

Information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, can be obtained without charge from the SEC’s website at www.sec.gov, or on the investor relations section of Turnstone’s website at https://ir.turnstonebio.com/.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Except as set forth or incorporated by reference in this Schedule 14D-9, to the knowledge of Turnstone, as of the date hereof, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest between Turnstone or its affiliates, on the one hand, and (i) Turnstone’s executive officers, directors or affiliates, or (ii) Purchaser, Merger Sub or their respective executive officers, directors or affiliates, on the other hand. Turnstone’s Board of Directors (the “Turnstone Board”) was aware of the agreements and arrangements described in this Item 3 during its deliberations of the merits of the Merger Agreement and in determining to make the recommendation set forth in this Schedule 14D-9.

Arrangements with Purchaser, Merger Sub and their Affiliates

Merger Agreement

On June 26, 2025, Turnstone, Purchaser and Merger Sub entered into the Merger Agreement. The summary of the material provisions of the Merger Agreement contained in Section 7 (Summary of the Merger Agreement and Certain Other Agreements—Summary of the Merger Agreement) of the Offer to Purchase and the description of the conditions of the Offer contained in Section 9 (Conditions of the Offer) of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the full text of the Merger Agreement.

The Merger Agreement governs the contractual rights among Turnstone, Purchaser and Merger Sub in relation to the Offer and the Merger. The Merger Agreement contains representations and warranties made by Turnstone to Purchaser and Merger Sub and representations and warranties made by Purchaser and Merger Sub to Turnstone. Neither the inclusion of the Merger Agreement nor the summary of the Merger Agreement is intended to modify or supplement any factual disclosures about Turnstone, Purchaser or Merger Sub in Turnstone’s public reports filed with the SEC. In particular, the assertions embodied in the representations and warranties set forth in the Merger Agreement are qualified by information in a confidential disclosure schedule provided by Turnstone to Purchaser and Merger Sub in connection with the signing of the Merger Agreement. This disclosure schedule contains information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. In addition, the representations and warranties in the Merger Agreement were negotiated with the principal purpose of allocating risk among Turnstone, Purchaser and Merger Sub. Additionally, such representations and warranties were made as of a specified date and may also be subject to a contractual standard of materiality that is different from what may be viewed as material by holders of Shares or from the standard of materiality generally applicable to reports or documents filed with the SEC. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about Turnstone, Purchaser or Merger Sub. Turnstone’s stockholders and investors are not third-party beneficiaries of the Merger Agreement (except with respect to (i) the right of Indemnified Parties (as defined in the Merger Agreement) to indemnification and other rights set forth in the Merger Agreement, as described below in the section captioned “—Indemnification; Directors’ and Officers’ Insurance,” (ii) the rights of holders of Shares to pursue specific performance or damages in accordance with the Merger Agreement in the event of a breach thereof by Purchaser or Merger Sub; provided that Turnstone shall have the sole and exclusive right, on behalf of and as agent for such holders, to enforce such rights and (iii) from and after the time at which Purchaser irrevocably accepts for purchase all Shares validly tendered (and not validly withdrawn) pursuant to the Offer and the Effective Time (as applicable), the rights of holders of Shares and Turnstone RSUs to receive the Merger Consideration), and should not rely on the representations, warranties or covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of Turnstone, Purchaser, Merger Sub or any of their respective subsidiaries or affiliates. Information concerning the subject matter of such representations, warranties and covenants, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Turnstone’s or Purchaser’s public disclosure if such updates are not required by law.

The summary of the material terms of the Merger Agreement and the descriptions of the conditions to the Offer contained in the Offer to Purchase and incorporated herein by reference do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Form of Contingent Value Rights Agreement

At or prior to the Offer Closing Time, Purchaser and Merger Sub expect to enter into a Contingent Value Rights Agreement (the “CVR Agreement”) with a rights agent (the “Rights Agent”) and a representative, agent and attorney-in-fact (the “Representative”) of the holders of CVRs. Each CVR holder will be entitled to the right to receive its portion of the amount equal to (i) up to an aggregate amount for all CVR holders of $1.11 million to the extent received by Turnstone as a result of contingent payments relating to tax receivables and a lease security deposit, plus (ii) Net Cash Excess (as defined below), and minus (iii) Net Cash Shortfall (as defined below) (“CVR Proceeds”). Turnstone estimates the maximum CVR Proceeds that would be payable (on a pre-tax basis) pursuant to the CVRs will be approximately $0.05 per Share. The foregoing assumes that there will be no positive or negative adjustment to the CVR Proceeds because of a Net Cash Excess or a Net Cash Shortfall, respectively.

There can be no assurance that Turnstone will receive the net tax receivables and/or the return of a lease security deposit prior to the expiration of the CVRs necessary for payment pursuant to the CVRs or that there will be any positive or negative adjustment based on the post-closing calculation of Closing Net Cash, nor is there any assurance regarding the exact amount of CVR Proceeds or the timing of any such payment, if any. Neither the Merger Agreement nor the CVR Agreement requires Purchaser to use any efforts in connection with the CVR Proceeds. Based on the foregoing uncertainties and the closing price per share of Turnstone Common Stock of $0.37 as of July 10, 2025, Turnstone estimates the CVR Proceeds that would be payable (on a pre-tax basis) pursuant to the CVRs will be approximately $0.03 per Share. Given the CVR Proceeds consist of contingent payments relating to tax receivables and a lease security deposit, as adjusted based on the post-closing calculation of Closing Net Cash, Turnstone is unable to rely on or otherwise benchmark an industry probability of success of payment of any CVR Proceeds. If any such CVR Proceeds are received after one year following the date of the closing of the Merger, holders of the CVRs will not receive any payment pursuant to the CVR Agreement. Accordingly, in deciding whether to tender your Shares into the Offer, you should understand that it is possible that no payment will be made pursuant to the CVRs.

For purposes of the CVR Agreement:

•	“Final Net Cash” means the amount of Closing Net Cash, recalculated by Purchaser in accordance with the Merger Agreement not later than the date that is 180 days following the Merger Closing Date.

•	“Net Cash Excess” means if Final Net Cash is greater than Closing Net Cash, then the amount equal to (a) Final Net Cash, minus (b) Closing Net Cash.

•	“Net Cash Shortfall” means if Final Net Cash is less than Closing Net Cash, then the amount equal to (a) Closing Net Cash, minus (b) Final Net Cash.

The right to the contingent payments contemplated by the CVR Agreement is a contractual right only and will not be transferable, except in the limited circumstances specified in the CVR Agreement. The CVRs will not be evidenced by a certificate or any other instrument and will not be registered with the SEC. The CVRs will not have any voting or dividend rights and will not represent any equity or ownership interest in Purchaser (and, following the Effective Time, the Surviving Corporation) or any of its affiliates. No interest will accrue on any amounts payable in respect of the CVRs. References to “Purchaser” with respect to post-closing obligations under the CVR Agreement in the section captioned “—Form of Contingent Value Rights Agreement” include the Surviving Corporation from and after the Effective Time.

For at least six months after the applicable payment date of the CVR, Purchaser will maintain all books and records relevant to the calculation of a CVR Payment Amounts.

The Representative, Purchaser, Merger Sub and the Rights Agent, without the consent of any CVR Holders, may amend the CVR Agreement for the purpose of adding, eliminating or changing any provisions of the CVR Agreement, unless such change is adverse to the interests of the CVR Holders. With the consent of at least 35% of the CVR Holders (the “Acting CVR Holders”), the Representative, Purchaser, Merger Sub and the Rights Agent may amend the CVR Agreement, even if such change is materially adverse to the interests of the CVR Holders.

Purchaser will indemnify the Rights Agent and its affiliates, and its and their respective employees, officers, directors, representatives and advisors for, and hold such persons harmless against any loss, liability, damage, judgment, fine, penalty, cost or expense arising out of or in connection with the Rights Agent’s duties under the CVR Agreement, including reasonable, documented and necessary out-of-pocket expenses and expenses of defending the Rights Agent against any claims, charges, demands, actions or suits arising out of or in connection with the execution, acceptance, administration, exercise and performance of its duties under the CVR Agreement or enforcing its rights thereunder, unless such loss has been determined by a court of competent jurisdiction to be as a result of the Rights Agent’s gross negligence, bad faith, fraud or willful misconduct.

The CVR Agreement will be terminated upon the earliest to occur of (i) the mailing by the Rights Agent to each CVR Holder all CVR Payment Amounts (as defined in the CVR Agreement), if any, (ii) the delivery of written notice of termination duly executed by Purchaser, Merger Sub and the Acting CVR Holders, or (iii) one year following the Merger Closing Date, subject to certain reporting obligations by Purchaser to the Representative pursuant to the CVR Agreement.

The foregoing summary and description of the material terms of the CVR Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Form of CVR Agreement, which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Support Agreements

In connection with the execution of the Merger Agreement, on June 26, 2025, Purchaser and Merger Sub entered into support agreements (each, a “Support Agreement”) with OrbiMed Private Investments VI, LP and Versant Vantage II, L.P., Versant Venture Capital V, L.P., Versant Affiliates Fund V, L.P., Versant Ophthalmic Affiliates Fund I, L.P., and Versant Venture Capital V (Canada) LP (collectively, the “Support Agreement Parties”). The Support Agreements provide that, among other things, the Support Agreement Parties will irrevocably tender the Shares held by them in the Offer, upon the terms and subject to the conditions of such agreements. The Shares subject to the Support Agreements comprise approximately 28% of the outstanding Shares as of July 10, 2025. The Support Agreements will terminate upon certain circumstances, including upon termination of the Merger Agreement or if the Turnstone Board votes to approve a superior proposal.

The foregoing summary and description of the material terms of the Support Agreements do not purport to be complete and are qualified in their entirety by reference to the full text of the Form of Support Agreement, which is filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

Confidentiality Agreement

Turnstone and Purchaser entered into a confidentiality agreement, dated April 16, 2025 (the “Confidentiality Agreement”), pursuant to which Turnstone and Purchaser agreed, subject to certain exceptions, to keep confidential any non-public, proprietary or confidential information about the other party disclosed in connection with a possible negotiated transaction. The Confidentiality Agreement is effective for a three-year period, which terminates on April 16, 2028. The Confidentiality Agreement includes a one-year standstill provision and a two-year employee non-solicitation provision. Purchaser’s obligations with respect to the standstill provision and non-solicitation provision under the Confidentiality Agreement survive termination or expiration of the Confidentiality Agreement.

The foregoing summary and description of the material terms of the Confidentiality Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Confidentiality Agreement, which is filed as Exhibit (e)(4) hereto and is incorporated herein by reference.

Arrangements Between Turnstone and its Executive Officers, Directors and Affiliates

Interests of Certain Persons

The executive officers and members of the Turnstone Board may be deemed to have interests in the Offer and the Merger that may be different from or in addition to those of Turnstone’s stockholders generally. The Turnstone Board was aware of these interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement. As described in more detail below, these interests include the receipt of severance payments and benefits by Turnstone’s Chief Executive Officer and Chief Operating Officer.

Outstanding Shares Held by Directors and Executive Officers

The following table sets forth (i) the number of Shares beneficially owned as of July 10, 2025, by each of Turnstone’s executive officers and directors (which, for clarity, excludes Shares subject to outstanding Turnstone

Options, which will be cancelled and terminated without any Merger Consideration) and (ii) the aggregate cash consideration that would be payable for such Shares pursuant to the Offer based on the Cash Amount of $0.34 per Share. Any Turnstone stockholder that tenders their Shares for purchase pursuant to the Offer will receive the same Cash Amount on the same terms and conditions as the other stockholders of Turnstone as described in the Merger Agreement.

Name	Position	Number of Shares (#)	Cash Consideration for Shares ($)	Estimated Maximum CVR Amount Payable for Shares ($)(1)
Saryah Azmat	Chief Operating Officer	—	—	—
Michael Burgess, MBChB, Ph.D.	Director	—	—	—
Jerel Davis, Ph.D.(2)	Director	3,381,692	1,149,776	169,085
Sammy Farah, M.B.A., Ph.D.	President, Chief Executive Officer and Director	—	—	—
Robert Gould, Ph.D.	Director	—	—	—
Rishi Gupta(3)	Director	3,099,265	1,053,751	154,964
Kanya Rajangam	Director	—	—	—
William Waddill	Director	—	—	—

(1)

A discussion of the estimated maximum value of the CVR Proceeds is set forth above in the section captioned “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Purchaser, Merger Sub and their Affiliates—Form of Contingent Value Right Agreement.”

(2)

Consists of (i) 2,726,322 Shares held by Versant Venture Capital V, L.P. (“VVC V”), (ii) 90,888 Shares held by Versant Ophthalmic Affiliates Fund I, L.P. (“VOA”), (iii) 82,006 Shares held by Versant Affiliates Fund V, L.P. (“VAF V”), (iv) 207,486 Shares held by Versant Venture Capital V (Canada) LP (“VVC CAN”), and (v) 274,990 Shares held by Versant Vantage II, L.P. (“Vantage LP”). Versant Ventures V, LLC (“VV V”) is the sole general partner of each of VVC V, VAF V and VOA and may be deemed to have voting and dispositive power over the Shares held by each of VVC V, VAF V and VOA. Versant Ventures V GP-GP (Canada), Inc. (“VV V CAN GP”) is the sole general partner of Versant Ventures V (Canada), L.P. (“VV V CAN”), and VV V CAN is the sole general partner of VVC CAN. Each of VV V CAN GP and VV V CAN share voting and dispositive power over the Shares held by VVC CAN and as a result may be deemed to have beneficial ownership over such Shares. Versant Vantage II GP-GP, LLC (“Vantage LLC”) is the general partner of Versant Vantage II GP, L.P. (“Vantage GP”), which is the general partner of Vantage LP. Each of Vantage LLC and Vantage GP share voting and dispositive power over the Shares held by Vantage LP and as a result may be deemed to have beneficial ownership over such Shares. Each entity disclaims beneficial ownership of all Shares reported in this Schedule 14D-9 except to the extent of their pecuniary interest therein, other than those Shares reported herein as being held directly by such entity. Dr. Davis is a managing director of VV V, VV V CAN GP and Vantage LLC, may be deemed to possess voting and dispositive control over the Shares held by VVC V, VOA, VAF V, VV V CAN and Vantage LP, and may be deemed to have indirect beneficial ownership of the Shares held by VVC V, VOA, VAF V, VV V CAN and Vantage LP but disclaims beneficial ownership of such Shares, except to the extent of his respective pecuniary interest therein, if any.

(3)

Consists of 3,099,265 Shares held by OrbiMed Private Investments VI, LP (“OPI VI”). OrbiMed Capital GP VI LLC (“GP VI”) is the general partner of OPI VI. OrbiMed Advisors LLC (“OrbiMed Advisors”) is the managing member of GP VI. By virtue of such relationships, GP VI and OrbiMed Advisors may be deemed to have voting and investment power with respect to the Shares held by OPI VI and as a result may be deemed to have beneficial ownership of such Shares. OrbiMed Advisors exercises investment and voting power through a management committee composed of Carl L. Gordon, Sven H. Borho, and W. Carter Neild, each of whom disclaim beneficial ownership with respect to such Shares, except to the extent of their pecuniary interest therein, if any. Mr. Gupta is a director of OrbiMed Advisors and disclaims beneficial ownership of such Shares, except to the extent of his pecuniary interest therein, if any.

Treatment of Equity Awards in the Transactions

Treatment of Turnstone Options

The Merger Agreement provides that, immediately prior to the Effective Time, each Turnstone Option will be cancelled and terminated for no consideration.

Treatment of Turnstone RSUs

The Merger Agreement provides that, immediately prior to the Offer Closing Time, each then-outstanding Turnstone RSU that is not then vested will immediately vest in full. After giving effect to such accelerated vesting, at the Effective Time, each outstanding Turnstone RSU will be cancelled in exchange for the right to receive (i) an amount in cash without interest, less any applicable tax withholding, equal to the Cash Amount and (ii) one CVR. As of July 10, 2025, no Turnstone RSUs were held by any non-employee director or executive officers of Turnstone.

Treatment of the Turnstone Equity Plan

The Merger Agreement provides that, prior to the Effective Time, Turnstone will provide that, on or after the Effective Time, no holder of any Turnstone Option or Turnstone RSU will have the right to acquire any equity interest in Turnstone or the Surviving Corporation and that the Turnstone Equity Plans will be terminated as of the Effective Time.

Treatment of Turnstone ESPP

The Merger Agreement provides that, prior to the Effective Time, Turnstone will take all reasonable actions required to (i) terminate the Turnstone ESPP, as of immediately prior to the Merger Closing Date, and (ii) provide that no new offering period will commence after the signing of the Merger Agreement.

Employment Arrangements and Change in Control and Severance Benefits Under Existing Relationships

Employment Letters

For purposes of this Schedule 14D-9, Turnstone’s executive officers are Sammy Farah, the Company’s President and Chief Executive Officer, and Saryah Azmat, the Company’s Chief Operating Officer. Turnstone has entered into employment letters with each of its executive officers. Each letter has no specific term and provides for at-will employment.

Separation Agreements

In connection with the Merger, on June 26, 2025, the Compensation Committee of the Turnstone Board approved Separation and Consulting Agreements (the “Separation Agreements”) to be entered into with each of Dr. Farah and Ms. Azmat.

Pursuant to the Separation Agreement with Dr. Farah (the “Farah Separation Agreement”), Dr. Farah will be entitled to certain severance and other payments following the termination of his employment with the Company on July 31, 2025 (the “Farah Separation Date”). The Farah Separation Agreement will provide that Dr. Farah will be eligible to receive, on the Farah Separation Date, a cash severance payment in the amount of $686,757, COBRA benefits in the amount of $33,264.60, and outplacement services in the amount of up to $5,000. In addition, effective and contingent upon the closing of the Merger, Dr. Farah will be entitled to receive an additional payment equal to $148,874.68. In addition, the Separation Agreement provides that Dr. Farah will continue as consultant to the Company following the Farah Separation Date, during which time he will remain the Company’s Chief Executive Officer until the Merger Closing Date.

Pursuant to the Separation Agreement with Ms. Azmat (the “Azmat Separation Agreement”), Ms. Azmat will be entitled to certain severance and other payments following the termination of her employment with the Company on June 30, 2025 (the “Azmat Separation Date”). The Azmat Separation Agreement will provide that Ms. Azmat will be eligible to receive, on the Azmat Separation Date, a cash severance payment in the amount of $354,327, COBRA benefits in the amount of $8,218.49, and outplacement services in the amount of up to $5,000. In addition, effective and contingent upon the closing of the Merger, Ms. Azmat will be entitled to receive an additional payment equal to $64,035. In addition, the Azmat Separation Agreement provides that Ms. Azmat will continue as a consultant to the Company following the Azmat Separation Date.

The payments under the Separation Agreements will be contingent on Dr. Farah and Ms. Azmat’s execution and non-revocation of certain releases, which waive and release claims against the Company, Purchaser and related parties for any liability relating to their employment, and their compliance with certain covenants.

The foregoing summary and description of the material terms of the Separation Agreements are qualified in their entirety by reference to the full text of Separation Agreements, which will be filed as exhibits to an amendment to this Schedule 14D-9.

Future Arrangements

As of the date of this Schedule 14D-9, no post-closing employment opportunities were negotiated between the executive officers and directors of Turnstone and Purchaser.

Section 16 Matters

Turnstone and the Turnstone Board have, to the extent necessary and in accordance with the Merger Agreement, taken appropriate actions to approve, for purposes of Section 16(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the disposition or cancellation of Shares (including derivative securities with respect to such Shares) in connection with the Merger Agreement or the Transactions by each individual who is subject to the reporting requirements of Section 16 of Exchange Act to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Indemnification; Directors’ and Officers’ Insurance

Purchaser has agreed to cause the Surviving Corporation to honor and discharge all rights to indemnification existing in favor of the current or former directors or officers of Turnstone for acts or omissions occurring at or prior to the Effective Time, as such indemnification provisions are provided for in the amended and restated certificate of incorporation of Turnstone, the amended and restated bylaws of Turnstone or indemnification agreements in effect as of the date of the Merger Agreement and previously made available to Purchaser, for a period of six years.

At or prior to the Effective Time, following good faith consultation with Purchaser, Turnstone has agreed to obtain and fully pay the premium for “tail” directors’ and officers’ liability insurance policies in respect of acts or omissions occurring at or prior to the Effective Time (including for acts or omissions occurring in connection with the approval of the Merger Agreement and the consummation of the Transactions) for the period beginning upon the Offer Closing Time and ending six years from the Effective Time in favor of the current or former directors or officers of Turnstone (“Existing D&O Policies”); provided that the maximum aggregate annual premium for such “tail” insurance policies shall not exceed 250% of the aggregate annual premium payable by

Turnstone for coverage pursuant to its most recent renewal under the Existing D&O Policies (the “Maximum Amount”). If such “tail” insurance policies have been obtained by Turnstone, Purchaser shall cause such “tail” insurance policies to be maintained in full force and effect, for their full term, and cause all obligations thereunder to be honored by it and the Surviving Corporation. In the event Turnstone does not obtain such “tail” insurance policies, then, for the period beginning upon the Offer Closing Time and ending six years from the Effective Time, Purchaser shall either purchase such “tail” insurance policies or Purchaser will maintain in effect the Existing D&O Policies in respect of acts or omissions occurring prior to the Effective Time; provided, that neither Purchaser nor the Surviving Corporation shall be required to pay an aggregate annual premium for insurance policies in excess of the Maximum Amount, it being understood that Purchaser or the Surviving Corporation shall be obligated to obtain the maximum amount of coverage available for the Maximum Amount.

In the event that (i) the Surviving Corporation or any of their respective successors or assigns (A) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (B) transfers or conveys all or a substantial portion of its properties or other assets to any person or (ii) Purchaser or any of its successors or assigns dissolves the Surviving Corporation, then, and in each such case, Purchaser shall ensure that the successors and assigns or transferees of Purchaser or the Surviving Corporation, as the case may be, will assume the obligations described above.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

Recommendation of the Turnstone Board

On June 26, 2025, the Turnstone Board unanimously (i) determined that the Transactions are fair to and in the best interest of Turnstone and its stockholders, (ii) approved and declared advisable the Merger and the execution, delivery and performance by Turnstone of the Merger Agreement and the consummation of the Transactions, (iii) resolved that the Merger Agreement and the Merger shall be governed by and effected under Section 251(h) of the DGCL and that the Merger shall be consummated as soon as practicable following the Offer Closing Time, and (iv) recommended that Turnstone Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

Accordingly, and for the reasons described in more detail below in the section captioned “—Reasons for the Recommendation of the Turnstone Board,” the Turnstone Board, on behalf of Turnstone, unanimously recommends that Turnstone’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

Background of the Offer and the Merger

The following background summarizes the key meetings and events that led to the signing of the Merger Agreement. This background does not purport to catalog every conversation of or among the Transaction Committee, the Turnstone Board, their representatives or other parties.

Turnstone is a biotechnology company that was previously focused on developing new medicines to treat and cure patients with solid tumors through a differentiated approach to tumor infiltrating lymphocytes (TIL) therapy by selecting and expanding the most potent tumor-reactive T cells. Turnstone’s previous lead candidate, TIDAL-01, was being developed for the treatment of colorectal cancer, head and neck cancer, and uveal melanoma. The Turnstone Board frequently reviews, with the assistance of Turnstone management and outside advisors, Turnstone’s business, financial plan, prospects, and long-term strategies to increase stockholder value, including seeking opportunities through financing, licensing or partnering transactions, and acquisition or licensing of new product candidates.

Between February and July of 2024, Turnstone pursued a financing to raise approximately $50.0 million in order to finance Turnstone’s continuing clinical trials and provide cash runway until at least mid-2026. Such financing efforts were unsuccessful.

On August 14, 2024, Turnstone issued a press release announcing initial data from its Phase 1 clinical trials evaluating the safety, tolerability and clinical activity of TIDAL-01. Following the announcement, Turnstone’s stock price fell from a closing price of $2.25 on August 13, 2024 to a closing price of $0.83 on August 15, 2024. At this time, Turnstone’s cash position was approximately $54.0 million with cash runway less than twelve months based on its operating plan at the time.

On September 4, 2024, the Turnstone Board held a meeting with Turnstone management and representatives of Cooley LLP (“Cooley”), Turnstone’s outside legal counsel, in attendance. The Turnstone Board discussed strategic alternatives in light of the recent decline in Turnstone’s stock price following the announcement of the initial data, including discussion of the desirability and feasibility of continued financing of the development of TIDAL-01 and potential strategic transactions. The Turnstone Board discussed the capital needs of Turnstone, including Turnstone’s cash on hand of approximately $51.0 million and capital requirements to potentially obtain additional data on TIDAL-01. Following the discussion, the Turnstone Board directed Turnstone’s senior management to continue to review and pursue a wide range of potential strategic opportunities while continuing to obtain additional data on TIDAL-01.

Throughout September of 2024, Turnstone senior management conducted broad outreach for potential strategic opportunities and identified three potential opportunities: a private biotechnology company (“Company A”) based on such company’s scientific approach and methodology which would potentially complement Turnstone’s existing methodology, a public commercial stage biotechnology company (“Company B”) based on such company’s potential interest in acquiring Turnstone, and a private clinical stage biotechnology company (“Company C”) based on Company C’s promising pre-clinical data. During such period, Turnstone senior management and Company A discussed possible terms of a strategic transaction whereby Turnstone would have the exclusive option to enter into a strategic transaction with Company A in order to acquire the rights to one of its product candidates as a means to bolster Turnstone’s product candidates (the “Option Proposal”). Such discussions took place pursuant to a previously executed confidentiality agreement which included customary terms and no standstill provision. Turnstone senior management also had initial discussions with Company C in connection with a possible co-development and co-commercialization transaction pursuant to a mutual confidentiality agreement entered into by the parties on September 16, 2024 with customary terms and no standstill provision.

On September 11, 2024, Turnstone senior management had initial discussions with Company B in connection with the exploration of a strategic transaction, including a potential acquisition of Turnstone. Following such discussions, on September 25, 2024, Turnstone and Company B entered into a mutual confidentiality agreement which included customary terms and no standstill provision.

On September 26, 2024, the Turnstone Board held a meeting with Turnstone management and representatives of Cooley in attendance. Turnstone management provided the Turnstone Board with an update on the potential strategic opportunities, including the three identified potential strategic counterparties and the status of discussions with each such party. The Turnstone Board then discussed the proposed terms of the Option Proposal. The Turnstone Board discussed a wide range of strategic alternatives, including the desirability and feasibility of continuing financing of the development of TIDAL-01, a strategic transaction which could take the form of an acquisition of a new product and/or additional potential product candidates, a sale of Turnstone, a reverse merger to acquire replacement product candidates, or a dissolution of Turnstone. Following the discussion, the Turnstone Board determined to continue to review its strategic alternatives.

On September 27, 2024, Turnstone received notice from the Listing Qualifications staff of the Nasdaq that, because the closing bid price of Turnstone’s common stock was below $1.00 per share for 30 consecutive business days, Turnstone no longer complied with the minimum bid price requirement for continued listing on the Nasdaq.

Throughout the fourth quarter of 2024, Turnstone and Company A discussed terms for the Option Proposal which contemplated a potential research and collaboration arrangement with an option to acquire Company A and its lead product for Turnstone cash and stock.

On October 9, 2024, the Turnstone Board held a meeting with Turnstone management and representatives of Cooley in attendance. Turnstone management presented to the Turnstone Board a proposed corporate restructuring, including a proposed reduction in force based on Turnstone’s recent stock performance. Following discussion, the Turnstone Board approved a reduction in Turnstone’s workforce, including certain members of Turnstone’s management team and executive officers. The Turnstone Board discussed various strategic alternatives for Turnstone, including the Option Proposal with Company A. The Turnstone Board directed Turnstone senior management to continue negotiations with Company A and enter into a term sheet once finalized. The Turnstone Board discussed the status and terms of discussions with Company B and Company C. The Turnstone Board then authorized the formation of a transaction committee (the “Transaction Committee”) to review and evaluate possible strategic transactions and alternatives for Turnstone. The Turnstone Board noted that the utilization of the Transaction Committee was for convenience only and not to address any conflicts of interest, and the Turnstone Board reserved the right to participate in any Transaction Committee meetings and retained ultimate authority to approve a potential strategic transaction. Based on their experience with strategic transactions, existing roles on the Turnstone Board and willingness to serve on the Transaction Committee, the Turnstone Board determined that Dr. Jerel Davis, Mr. Rishi Gupta and Mr. William Waddill, each of whom was an independent director, would serve on the Transaction Committee. The members of the Transaction Committee were not provided additional compensation for their service on the Transaction Committee.

On October 11, 2024, Turnstone announced a strategic prioritization of its pipeline, a workforce reduction of approximately 60%, and changes to its leadership team to focus on preserving Turnstone’s cash runway and resources to continue advancing its Phase 1 program, develop TIDAL-01, and maximizing shareholder value.

Throughout October of 2024, Turnstone senior management continued discussions with Company B regarding a potential strategic transaction. On October 14, 2024, Turnstone senior management held a clinical diligence session with Company B. Following review of the clinical data, Company B indicated that it preferred to wait for additional data before entering into a strategic transaction with Turnstone, but that given Turnstone’s current circumstances, it was receptive to reviewing potential proposals for a strategic transaction.

On October 19, 2024, Turnstone and Company A entered into a term sheet in connection with the Option Proposal.

On October 24 and 31, 2024, the Transaction Committee met to discuss potential strategic transactions and to provide updates relating to ongoing discussions with Company A, Company B and Company C. Turnstone management presented potential transaction structures to propose to Company B which included an all-stock acquisition of Turnstone by Company B and a collaboration agreement with an option to acquire Turnstone. Following the meetings, the Transaction Committee directed Turnstone senior management to continue discussions with the three potential counterparties.

Following subsequent discussions with Company C, Turnstone informed Company C in November of 2024 that it was no longer going to continue discussions due to the belief that the terms and scope of any collaboration agreement would not be in the best interest of Turnstone and its stockholders. No term sheet was entered into between the parties.

On November 6, 2024, the Turnstone Board held a meeting with Turnstone management and representatives of Cooley in attendance. Turnstone management presented to the Turnstone Board a summary of various strategic opportunities for Turnstone, including ongoing discussions with Company A and Company B and certain reverse merger targets which had reached out to Turnstone or with which Turnstone had pre-existing contacts. The Turnstone Board discussed considerations associated with a public reverse merger process, including cash at closing of the reverse merger, search parameters for reverse merger targets and the strategic value of Turnstone’s legacy assets. The Turnstone Board also addressed considerations related to potential dissolution or technology collaboration. Following the discussion, the Turnstone Board directed Turnstone senior management to engage Leerink Partners LLC (“Leerink Partners”) as Turnstone’s financial advisor in connection with its consideration of various strategic alternatives, including potential acquisitions, sale of the whole company, reverse mergers targets and potential dissolution. The Turnstone Board selected Leerink Partners based on its qualifications, reputation, experience and expertise as a transaction advisor in the biopharmaceutical industry, including for reverse mergers, subject to review of the terms of engagement and disclosure of conflicts, if any. The Turnstone Board also considered Turnstone’s prior positive experience with Leerink Partners during its initial public offering and financing efforts in the beginning of 2024. The Turnstone Board also directed Turnstone senior management to prioritize ongoing discussions with Company B.

Following negotiations between Turnstone and Company A throughout the fourth quarter of 2024, in January of 2025 Turnstone determined not to proceed with a transaction with Company A because the potential joint development plan would require additional capital to advance the programs and the fundraising environment for clinical development was very difficult.

Following further discussions between the parties, Company B notified Turnstone on November 19, 2024 that it was no longer interested in pursuing an acquisition of Turnstone or a collaboration with Turnstone. No term sheet was entered into between the parties.

On November 29, 2024, Turnstone entered into an engagement letter with Leerink Partners.

On December 3, 2024, following discussion with certain members of Turnstone management, the Turnstone Board authorized a strategic process to determine if there was interest in a potential reverse merger with Turnstone and to assess the caliber of companies that may be interested. The Turnstone Board directed Leerink Partners to contact biotechnology companies that met criteria established by Turnstone management and the Transaction Committee, including attractiveness of such company’s lead asset, pipeline, technology and business case, value driving catalysts within pro forma cash runway, readiness to be a publicly traded company, high quality investor group, ability to raise a PIPE, quality of management and board members, proposed valuation and ownership division, and other customary technical and strategic metrics of quality (“Criteria”).

Between December 4 and December 19, 2024, Leerink Partners, at the direction of the Turnstone Board, initiated outreach and contacted forty-one biotechnology companies that Leerink Partners and Turnstone management identified as having potential to meet the Criteria to gauge interest in exploring a strategic transaction with Turnstone. Turnstone executed confidentiality agreements with thirteen of such parties.

Between December 14 and December 23, 2024, Turnstone received initial non-binding indications of interest from eleven of the parties with whom it had executed confidentiality agreements, all of which were identified as having potential to meet most of the Criteria, including from two private clinical-stage biotechnology companies (“Company D” and “Company E”), both of which contemplated a reverse merger with a PIPE financing.

On December 17 and 18, 2024, Turnstone management and the Transaction Committee met to review the initial non-binding indications of interest received and decide how to prioritize such proposals. Following review of the terms, Turnstone senior management and the Transaction Committee directed Leerink Partners to invite six of the potential companies to give management presentations.

On December 19, 2024, the Turnstone Board held a meeting with Turnstone management and representatives of Cooley and Leerink Partners in attendance. Representatives of Leerink Partners provided an overview of the approximately forty-one counterparties contacted as part of the process to review a potential reverse merger transaction and the eight counterparties that provided an initial indication of interest as of such meeting. Representatives of Leerink Partners provided a detailed overview of each of the companies of interest. Based on the Criteria, the Turnstone Board directed Turnstone senior management to invite six of the counterparties to give a management presentation in early January to Turnstone senior management and certain Turnstone Board members.

Following such meeting, Turnstone received three additional indications of interest. At the direction of certain members of the Turnstone Board, Leerink Partners invited those three counterparties to give management presentations.

Between January 6 and January 27, 2025, Turnstone received management presentations from nine potential counterparties, including Company D and Company E.

On January 23, 2025, the Transaction Committee met with Turnstone management and representatives of Cooley and Leerink Partners in attendance. The Transaction Committee discussed the eleven counterparties that provided initial indications of interest and discussions with each such potential counterparty thus far. Following such discussion, the Transaction Committee determined that two counterparties, Company D and Company E, were the highest priorities based on Turnstone’s strategic objectives and the counterparties’ ability to pursue a transaction and a potential PIPE financing.

On January 27, 2025, Company D was granted access to a virtual data room with certain diligence materials subject to a confidentiality agreement on customary terms previously executed by Company D and Turnstone.

On January 28 and 30, 2025, the Turnstone Board held meetings with Turnstone management and representatives of Cooley and Leerink Partners in attendance. Representatives of Cooley reviewed with the Turnstone Board its fiduciary duties in evaluating strategic alternatives, particularly in light of Turnstone’s cash position and the status of Turnstone’s ongoing financing and strategic transaction initiatives. The Turnstone Board then discussed the assessment of Turnstone’s strategic alternatives and determined to discontinue all clinical studies evaluating TIDAL-01 and halt further development of the program in order to explore and review strategic alternatives focused on maximizing shareholder value. Turnstone management then provided an update on ongoing discussions with Company D and Company E and directed Turnstone senior management to enter into full diligence with Company D and continue discussions with Company E.

On February 4, 2025, Turnstone announced in a press release and Form 8-K that it completed an assessment of its business and operations, including the status of its program, resources, and capabilities and determined to discontinue all clinical studies evaluating TIDAL-01 and halt further development of the program. Turnstone also announced that management and its board initiated a process to explore and review strategic alternatives focused on maximizing shareholder value. That same day, Company E informed Turnstone senior management and Leerink Partners that it was entering into exclusivity with another party and therefore ceasing discussions with Turnstone.

On February 6, 2025, the Transaction Committee met with Turnstone management and representatives of Cooley and Leerink Partners in attendance. Turnstone management provided an update on discussions with Company D, including that Turnstone had submitted comprehensive diligence and meeting requests and that Company D was to draft and submit a term sheet for review.

On February 6, 2025, Company B contacted Turnstone senior management to express interest in an asset purchase of certain TIDAL program intellectual property and related assets and licenses. Between February through April of 2025, Turnstone and Company B discussed terms of a possible transaction between the parties.

On February 10, 2025, Turnstone receive an initial term sheet from Company D, which contemplated a reverse merger structure with a PIPE financing.

On February 11 and 12, 2025, Turnstone senior management and Company D management met to discuss Company D’s commercialization plans, a potential PIPE financing and clinical and regulatory diligence on Company D.

On February 13, 2025, the Transaction Committee met with Turnstone management and representatives of Cooley and Leerink Partners in attendance to discuss the term sheet provided by Company D, including the various terms and conditions. The Transaction Committee discussed certain changes to the term sheet, including valuation of Company D, and directed Turnstone senior management to send a revised term sheet to Company D and move forward with a potential reverse merger transaction with Company D.

On February 17, 2025, Turnstone sent back a revised term sheet to Company D. On February 24, 2025, Turnstone received a revised term sheet from Company D.

On February 27, 2025, following a request from the Turnstone Board, Leerink Partners provided relationship disclosure to the Turnstone Board with respect to any prior relationships between Leerink Partners and Company D.

On February 28, 2025, the Turnstone Board met with Turnstone management and representatives of Cooley and Leerink Partners in attendance. Turnstone management updated the Turnstone Board that Company E notified Turnstone that it decided to proceed with a strategic transaction with another company. Turnstone management then reviewed with the Turnstone Board the outstanding items in the term sheet with Company D and following discussion, the Turnstone Board approved the term sheet with Company D. At this meeting, a representative of Cooley reviewed the fiduciary duties of the Turnstone Board in the context of a potential transaction with Company D and asked that the Turnstone Board identify any potential conflicts of interest in respect of a potential transaction with Company D. It was noted that certain members of the Turnstone Board were affiliated with Company D. Therefore, with respect to all discussions and meetings of the Turnstone Board (or portions thereof) regarding a potential transaction with Company D, such members of the Turnstone Board were recused and did not attend or participate in such discussions.

On March 3, 2025, Turnstone and Company D executed a term sheet in connection with a reverse merger transaction and a PIPE financing valuing Turnstone at net cash plus a value attributable to Turnstone’s Nasdaq listing. Between March 3, 2025 and April 10, 2025, Turnstone and Company D and their respective representatives negotiated definitive transaction documents.

In March of 2025, Turnstone senior management sent an initial draft of a purchase agreement to Company B.

On April 10, 2025, Company D informed representatives of Leerink Partners that it determined not to proceed with a reverse merger transaction given the uncertainty in the market and the challenging financing environment.

On the same day, the H. Lee Moffitt Cancer Center and Research Institute, Inc. (“Moffitt”) sent an initial draft of an asset purchase agreement to Turnstone pursuant to which Turnstone would sell certain assets related to its TIDAL-01 program in consideration for the termination of the Life Science Alliance Agreement (the “Alliance Agreement”) by and between Moffitt and Turnstone. Between April 10, 2025 and June 26, 2025, Turnstone and Moffitt negotiated the terms of the asset purchase agreement and agreed that Moffitt would assume certain obligations of Turnstone under the Myst Merger Agreement (as defined in the asset purchase agreement) and that Turnstone would receive a total consideration of approximately $3.0 million to offset Turnstone’s obligation to Moffitt under the Life Science Alliance Agreement (consisting of certain termination fees and the amounts owed by Turnstone to Moffitt), of which approximately $1.8 million would be placed into an escrow account by Turnstone subject to the terms and conditions of an escrow agreement to be entered into concurrently with such asset purchase agreement.

On April 11, 2025, at the direction of Turnstone senior management, Leerink Partners contacted the chief executive officer of Purchaser to set up a discussion between Purchaser and Turnstone because of Purchaser’s history as a financial acquiror. From April 11, 2025 to April 13, 2025, Purchaser and Leerink Partners engaged in preliminary discussions regarding a potential transaction.

On April 16, 2025, the Turnstone Board met with Turnstone management and representatives of Cooley and Leerink Partners in attendance. Turnstone management informed the Turnstone Board that Company D was no longer interested in a reverse merger transaction with Turnstone given market conditions. The Turnstone Board determined to reevaluate other potential reverse merger candidates, a possible sale of Turnstone to a financial acquiror interested in Turnstone solely for its cash or dissolution. The Turnstone Board directed Turnstone senior management and Leerink Partners to explore additional reverse merger and financial acquiror opportunities.

Later that day, Leerink Partners, at the direction of the Turnstone Board, informed Purchaser that Turnstone was interested in directly discussing a potential transaction. That same day, Turnstone and Purchaser executed a confidentiality agreement with customary terms, including a “standstill” provision that would expire on April 16, 2026 and which did not contain a “don’t ask / don’t waive” provision.

Between April 16 and 21, 2025, representatives of Leerink Partners, at the direction of the Turnstone Board, contacted ten potential companies for a possible transaction, including certain companies that were previously contacted.

On April 18, 2025, Turnstone senior management, representatives of Leerink Partners and a member of the Turnstone Board met with certain members of senior management of Purchaser for an introductory call.

On April 23, 2025, Turnstone senior management and representatives of Leerink Partners met with certain members of senior management of a potential financial acquiror (“Company F”) interested in Turnstone solely for its cash. The parties had executed a customary confidentiality agreement with a standstill provision which did not contain a “don’t ask / don’t waive” provision on April 22, 2025.

Following such outreach, at the Turnstone Board’s direction, Turnstone senior management requested acquisition proposals from the two financial acquirors, Company F and Purchaser.

On April 25, 2025, Company F submitted a preliminary, non-binding indication of interest to acquire Turnstone for a valuation of $9.8 million assuming Turnstone’s cash at $10.3 million at the closing of the transaction and a contingent value right. The proposal also contemplated post-closing indemnification on the part of Turnstone stockholders and required debt financing to consummate the transaction.

On April 28, 2025, Purchaser submitted a preliminary, non-binding indication of interest to acquire 100% of the equity of Turnstone contemplating two potential structures: (i) an all-cash structure for a cash price of approximately $8.5 million, representing a 8% premium over Turnstone’s most recent closing price, plus a contingent value right representing the right to receive 85% of the near terms proceeds from the sale of any of Turnstone’s legacy products, or (ii) a stock-for-stock transaction where Purchaser would issue $9.25 million of shares of Purchaser’s common stock to Turnstone’s stockholders, to be followed by a modified Dutch auction tender offer for Purchaser to buy back such shares from Turnstone’s stockholders.

On May 1, 2025, representatives of Leerink Partners presented to certain members of the Turnstone Board a review of the ongoing outreach and the proposals received from Purchaser and Company F. Turnstone senior management recommended to the Turnstone Board that the Turnstone Board authorize negotiations with both parties.

On May 2, 2025, Leerink Partners, at the direction of the Turnstone Board, contacted Company F to discuss the proposed acquisition and request certain financial information in connection with funding a transaction.

On May 12, 2025, Purchaser and Turnstone held an initial diligence call wherein Turnstone’s management provided an analysis of a potential wind-down of its operations.

On May 14, 2025, Turnstone received a revised non-binding proposal from Purchaser to acquire 100% of the equity of Turnstone for a cash price of approximately $8.252 million, or $0.36 per share, representing a 5% premium over Turnstone’s most recent closing price, plus a contingent value right representing the right to receive 90% of the near terms proceeds from the sale of any of Turnstone’s legacy products, subject to diligence and based on Turnstone’s preliminary net cash calculation.

On May 21, 2025, representatives of Leerink Partners, at the direction of the Turnstone Board, discussed with Purchaser Turnstone’s preparation of the net cash schedule, Turnstone’s efforts to wind-down its operations and the overall timing of the potential transaction between Purchaser and Turnstone.

On May 27, 2025, the Chief Executive Officer of Purchaser contacted a representative of Leerink Partners and revised Purchaser’s offer to Turnstone’s net cash minus $2.0 million.

That same day, the Transaction Committee met with Turnstone management and representatives of Cooley and Leerink Partners in attendance. Representatives of Leerink Partners discussed potential strategies for Turnstone, including potential transactions with Company F and Purchaser and dissolution. The representatives of Leerink Partners presented an overview of a potential acquisition by Company F, and summarized the key terms included in the offer. The representatives of Leerink Partners then summarized the offer from Purchaser, which included a valuation of Turnstone at $8.3 million. Given the preliminary nature of Company F’s proposal, its lack of financing for the transaction and inability to secure financing commitments prior to execution, the required post-closing indemnification by Turnstone’s stockholders, and the fact that Company F had never consummated a transaction previously, the Transaction Committee determined not to move forward with discussions with Company F. Next, the Transaction Committee and its advisors engaged in a discussion regarding a potential dissolution of Turnstone. The Transaction Committee also discussed the lack of interest in reverse merger transactions from private companies meeting the Criteria, in light of prevailing poor market conditions. Following these discussions, the Transaction Committee then directed Leerink Partners and Turnstone senior management to pursue a transaction with Purchaser.

On May 28, 2025, Leerink Partners, at the direction of the Transaction Committee, spoke to Purchaser to discuss updates on certain tax credits to be received by Turnstone post-closing, as well as Turnstone’s efforts to wind-down its obligations under certain operating leases.

On May 29, 2025, following negotiations on the assets to be purchased, Turnstone and Company B entered into an asset purchase agreement pursuant to which Company B would purchase certain non TIDAL-01 intellectual property, including three patent families and one in-license agreement in connection with Turnstone’s oncolytic virus technology from Turnstone for $250,000 and up to $35,000 in reimbursements for certain intellectual property prosecution expenses.

On June 4, 2025, Turnstone senior management and representatives of Purchaser held a supplemental diligence call to discuss further refinement of its net cash schedule, any remaining liabilities of Turnstone and severance obligations associated with Turnstone’s winding-down efforts, which was subsequently accepted and counter-signed by Turnstone.

On June 6, 2025, Leerink Partners, at the direction of the Turnstone Board, provided certain representatives of Gibson Dunn & Crutcher LLP (“Gibson Dunn”), Purchaser’s outside legal counsel, and Purchaser with access to Turnstone’s electronic data room.

On June 11, 2025, Purchaser submitted to Turnstone a final bid letter, which was subsequently accepted and counter-signed by Turnstone.

On June 12, 2025, members of Turnstone senior management, certain representatives of Cooley, Leerink Partners, Purchaser and certain representatives of Gibson Dunn, Purchaser’s outside legal counsel, conducted a call to discuss the potential acquisition of Turnstone by Purchaser as well as due diligence matters such as, among others, the status of (i) Turnstone’s efforts to wind-down its operations and other sources of liabilities such as operating leases, and (ii) a potential sale of certain intellectual property rights and related assets to Moffitt.

On June 14, 2025, representatives of Gibson Dunn sent Cooley an initial draft merger agreement which contemplated, among other things: (i) a two-step tender offer/merger structure pursuant to Section 251(h) of the DGCL; (ii) a contingent value right to receive potential payments in accordance with a CVR agreement; (iii) certain stockholders of Turnstone entering into tender and support agreements with Purchaser and Merger Sub; and (iv) a minimum cash condition. The initial draft merger agreement did not specify the cash price per share.

On June 17, 2025, representatives of Leerink Partners, at the direction of the Turnstone Board, spoke to Purchaser to discuss the overall timing of the potential transaction between Purchaser and Turnstone. That same day, representatives of Cooley sent a revised draft of the merger agreement to Gibson Dunn which, among other things, (i) expanded the “Company Material Adverse Effect” definition, (ii) deleted the “Estimated Costs Post-Merger Closing” definition, (iii) revised the scope of wind-down to include winding down Turnstone’s research and development activities and any termination of Turnstone’s employees or ongoing contractual obligations, and (iv) deleted the minimum closing net cash as one of the offer conditions.

On June 18, 2025, representatives of Leerink Partners, at the direction of the Turnstone Board, sent a draft of the net cash schedule, which would ultimately be attached as Schedule I to the merger agreement (the “June 18 Net Cash Schedule”).

On June 19, 2025, representatives of Leerink Partners, at the direction of the Turnstone Board, provided a calculation of the offer price of $0.35 per share, which was based on the calculations provided in the June 18 Net Cash Schedule.

On June 19, 2025, representatives of Gibson Dunn sent a revised draft of the merger agreement to Cooley which, among other things, (i) reinserted the “Estimated Costs Post-Merger Closing” definition, (ii) proposed a $2,000,000 minimum cash condition; (iii) included a termination fee of $500,000 payable by Turnstone to Purchaser in certain circumstances and up to $500,000 in expense reimbursement fees in connection with a termination; and (iv) added a closing condition to the Merger that Moffitt will provide written confirmation that certain closing conditions in connection with the Moffitt asset purchase agreement have been satisfied.

On June 20, 2025, representatives of Gibson Dunn sent initial drafts of the form of the CVR Agreement and the Tender and Support Agreement to Cooley. The initial draft of the CVR Agreement contemplated an aggregate amount of up to $800,000 to the extent received by Turnstone as a result of a Canadian tax credit to be received by Turnstone post-closing (defined as “Legacy Receivable Amount” in the CVR Agreement). Also on June 20, 2025, representatives of Cooley sent a revised draft of the merger agreement to Gibson Dunn which, among other things, (i) revised the “Estimated Costs Post-Merger Closing” definition to limit any settlement costs pursuant to any stockholder litigations would not exceed a certain amount, and (ii) proposed a $350,0000 termination fee with a $350,000 expense reimbursement provision.

On June 23, 2025, representatives of Cooley sent a revised draft of the CVR Agreement to Gibson Dunn, which reflected certain changes, including, among others, supplementing the definition of “Legacy Receivable Amount” with (i) a certain security deposit to be returned under a lease, (ii) potential state tax refunds, and (iii) other unanticipated capital retained or returned to Turnstone from the termination of existing contracts or other sources post-closing. Later on the same date, Gibson Dunn sent a revised draft of the merger agreement to Cooley.

On June 24, 2025, representatives of Purchaser, Gibson Dunn, Turnstone, Cooley and Leerink Partners met to discuss whether to add certain receivable amounts in the net cash schedule or to distribute such amounts to Turnstone’s stockholders post-closing under the CVR agreement. The parties reached an agreement on the treatment of these items on the call. Later that date, representatives of Leerink Partners circulated a revised and proposed final draft of the net cash schedule, which was subsequently confirmed by all parties (the “June 24 Net Cash Schedule”).

On June 25, 2025, Leerink Partners, at the direction of the Turnstone Board, provided a proposed final calculation of the offer price of $0.34 per share, which was based on the numbers provided in the June 24 Net Cash Schedule.

Also on June 25, 2025, Gibson Dunn sent a proposed final draft of the CVR Agreement to Cooley, which, consistent with the agreement reached by all parties on the June 24 call, clarified that the “Legacy Receivable Amount” consists of: (i) a certain amount of Canadian tax credit and (ii) a certain security deposit to be returned under a lease. The parties subsequently signed off on this proposed final draft of the CVR agreement and the Net Cash Schedule.

On June 26, 2025, the Turnstone Board held a meeting, with Turnstone management and representatives of Cooley and Leerink Partners in attendance. Prior to the meeting Leerink Partners provided relationship disclosure with respect to any prior relationships between Leerink Partners and Purchaser, which indicated that in the past two years Leerink Partners had no material relationship with Purchaser. Prior to the meeting, at the direction of the Turnstone Board, to assist the analysis and decision of the Turnstone Board with respect to whether to approve Turnstone’s entry into the Merger Agreement and consummation of the Transactions and the recommendation by the Turnstone Board that Turnstone’s stockholders tender their Shares into the Offer, Turnstone management prepared the Dissolution Analysis. Turnstone management presented the Dissolution Analysis to the Turnstone Board, assuming a commencement of the liquidation process and an initial distribution of cash to holders of Shares as of March 31, 2026. Representatives of Cooley then summarized the terms of the Merger Agreement, the CVR Agreement and the other transaction documents. Representatives of Leerink Partners reviewed with the Turnstone Board Leerink Partners’ financial analyses of the Cash Amount and rendered to the Turnstone Board an oral opinion, which was subsequently confirmed by delivery of a written opinion dated June 26, 2025 that, as of such date and based upon and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken in preparing its opinion, the Cash Amount to be paid to the holders of Shares (other than as specified in such opinion) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. For a detailed discussion of Leerink Partners’ opinion, please see below under the section captioned “The Merger — Opinion of Leerink Partners LLC”. Representatives of Cooley also summarized the terms of the Asset Purchase Agreement and the Escrow Agreement. After carefully considering the proposed terms of the Merger Agreement and the CVR Agreement and taking into consideration the matters and reasons discussed during that meeting and prior meetings of the Turnstone Board (for additional detail, see below under the section entitled “The Merger — Reasons for the Merger”), the Turnstone Board unanimously adopted resolutions: (i) determining that the Offer, the Merger and the other transactions contemplated by the Merger Agreement and the CVR Agreement, are fair to and in the best interest of Turnstone and its stockholders, (ii) approving and declaring advisable the Merger and the execution, delivery and performance by Turnstone of the Merger Agreement and the consummation of the Transactions, (iii) resolving that the Merger Agreement and the Merger be governed and effected under Section 251(h) of the DGCL and that the Merger shall be consummated as soon as practicable following the Offer Closing Time, and (iv) recommending that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer. After carefully considering the proposed terms of the Asset Purchase Agreement and the Escrow Agreement, the Turnstone Board unanimously adopted resolutions approving the entry into the Asset Purchase Agreement.

On June 26, 2025, following the Turnstone Board meeting, Turnstone, Purchaser and Merger Sub executed the Merger Agreement, which included as an exhibit the form of the CVR Agreement, and contemporaneously therewith, the tender and support agreements were executed and delivered by the parties thereto. Concurrently with the execution of the Merger Agreement, Turnstone executed the Asset Purchase Agreement with Moffitt.

On June 27, 2025, prior to market open, each of Turnstone and Purchaser issued a press release announcing the execution of the Merger Agreement.

Reasons for the Recommendation of the Turnstone Board

In evaluating the Offer and the Merger, the Turnstone Board consulted with the Company’s senior management and outside legal and financial advisors, and the Turnstone Board considered and analyzed a number of factors, including the following (which reasons are not necessarily presented in order of relative importance).

The Turnstone Board believed that the following material factors and benefits supported their determination and recommendation:

•

Certainty of Value. The fact that the Cash Amount is all cash, which will provide Turnstone’s stockholders with immediate liquidity and certainty of value for their Shares. The Turnstone Board believed this certainty of value was compelling, especially when viewed against the risks and uncertainties of Turnstone’s lack of a standalone business plan in the absence of a merger or sale of the Company;

•

Results of Strategic Review Process. The Transactions were the result of a reasoned, fully informed process, overseen by the Turnstone Board, with the assistance of outside legal counsel and Leerink Partners. Turnstone conducted a fulsome strategic process to explore potential strategic alternatives, including an exploration of the sale of Turnstone and/or its assets. Leerink Partners, at the direction of the Board, initiated outreach and contacted forty-one biotechnology companies that met the Criteria to gauge interest in exploring a strategic transaction with Turnstone. Turnstone received initial non-binding indications of interest from eleven of such parties, of which Turnstone held management presentations with nine of such parties (as more fully described above in the section captioned “—Background of the Offer and the Merger”). Following Company D’s withdrawal from the strategic process, the Turnstone Board conducted a reevaluation of potential reverse merger candidates. Leerink Partners, at the direction of the Turnstone Board, contacted eleven potential companies for a possible transaction, including nine reverse merger candidates and two financial acquirors, including Purchaser, to more fully assess the different strategic options available to Turnstone considering prevailing poor market conditions for potential reverse merger transactions. The Turnstone Board also considered alternatives to a strategic process, including a dissolution and liquidation of Turnstone to distribute any available cash. The only offers for Turnstone’s assets resulted in Turnstone’s sale of certain non-TIDAL-01 intellectual property for $250,000 to Company B and the Asset Purchase Agreement (as defined below) pursuant to which the only consideration to Turnstone is approximately $3.0 million to offset Turnstone’s obligations to Moffit under the Alliance Agreement and $1.8 million to be held in escrow and released to Turnstone upon the consummation of the Merger. If the Offer and Merger are not consummated, Turnstone will be required to seek stockholder approval to consummate the transactions contemplated by the Asset Purchase Agreement and if such approval is not obtained in a timely manner, the $1.8 million held in escrow would be released entirely to Moffit and such amount would not be available to Turnstone stockholders in a dissolution;

•

Best Value. The belief of the Turnstone Board that (i) as a result of the negotiating process, Turnstone had obtained the Purchaser’s best offer and (ii) based on the conversations and negotiations with Purchaser, as of the date of the Merger Agreement, the Offer Price represented the best value reasonably obtainable by Turnstone under the circumstances;

•	No Financing Condition. The fact that the Transactions are not subject to any financing condition;

•

No Standalone Business Plan. After a thorough assessment of the assets, liabilities and financial condition of Turnstone, particularly in light of Turnstone’s market capitalization and its workforce reductions executed in October 2024 through June 2025, the Turnstone Board’s conclusion that the Company does not have a standalone business plan and the Company’s only plan in the absence of a sale or merger of the Company is to pursue a dissolution and liquidation of the Company;

•

Expected Return to Stockholders if Turnstone is Liquidated. The Turnstone Board’s belief that the Offer Price is more favorable to the Turnstone stockholders than the potential value that might be distributable to such stockholders if Turnstone were to effect a statutory dissolution and liquidation, which conclusion was based on a financial analysis performed by Turnstone’s management, as more fully described below in the section captioned “—Turnstone Dissolution Analysis,” and, among other factors, the following:

•

an orderly liquidation would require that Turnstone continue to operate until a liquidation process could be completed, which would likely require Turnstone to continue to incur costs as a public reporting company that would reduce the cash available for distribution to Turnstone’s stockholders;

•

Turnstone’s directors and officers do not have substantial experience with the liquidation of companies, which would necessitate engaging and compensating experienced consultants to assist with the liquidation effort, as well as incentivizing certain existing employees to remain with Turnstone through the liquidation process; and

•

Turnstone would need to set aside cash for an extended period of time to be available to cover contingent liabilities in connection with a liquidation, during which extended period of time, Turnstone’s stockholders would not receive any of such withheld cash, and any such contingent liabilities that matured into actual liabilities would reduce the amount available for ultimate distribution to Turnstone’s stockholders;

•

Opinion of Leerink Partners. The oral opinion of Leerink Partners rendered to the Board on June 26, 2025, which was subsequently confirmed by delivery of a written opinion dated June 26, 2025, that, as of such date and based upon and subject to the various assumptions made, and the qualifications and limitations upon the review undertaken by Leerink Partners in preparing its opinion, the Cash Amount proposed to be paid to the holders of Shares (other than Excluded Shares (as defined below)) pursuant to the terms of the Merger Agreement was fair, from a financial point of view, to such holders, as more fully described below in the section captioned “—Opinion of Leerink Partners LLC”;

•

Low Likelihood of Regulatory Impediment; High Likelihood of Closing. The belief of the Turnstone Board that the likelihood of completing the Merger is high, particularly considering the lack of any required regulatory filings and the terms of the Merger Agreement, including the conditions to the Merger Closing being specific and limited;

•

Opportunity to Accept a Superior Proposal. The fact that the terms of the Merger Agreement permit Turnstone to respond to unsolicited third-party alternative acquisition proposals and to terminate the Merger Agreement in connection with accepting a superior proposal while paying a termination fee that the Turnstone Board believed to be reasonable and not preclusive of such a proposal;

•

Absence of Material Conflicts of Turnstone’s Executive Officers and Directors. The fact that the executive officers and directors of Turnstone Board will not personally benefit from the completion of the Offer and the Merger in a manner different from Turnstone’s stockholders, except for in Dr. Farah’s and Ms. Azmat’s case, the receipt of severance and benefits payments, as more fully described under the section captioned “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements Between Turnstone and its Executive Officers, Directors and Affiliates.”

•

Minimum Condition. The fact that the Offer and the Merger will not be completed unless the number of Shares validly tendered and not validly withdrawn equals at least one Share more than 50% of Shares that are then issued and outstanding, which condition may not be waived; and

•

Appraisal Rights. The fact that stockholders of the Company who do not believe that the Offer Price represents fair consideration for their Shares will have an opportunity to pursue appraisal rights under Section 262 of the DGCL.

The Turnstone Board also considered and analyzed a number of uncertainties and risks and other potentially negative factors, including the following:

•

No Stockholder Participation in Future Growth or Earnings. The fact that the Transactions do not offer Turnstone’s stockholders an opportunity to participate in the potential benefits of a combination in a strategic reverse merger transaction and thus benefit from the potential of a combined company to create additional stockholder value through a strategic reverse merger partner’s development programs and business;

•

No Solicitation and Termination Fee. The restrictions in the Merger Agreement on Turnstone’s ability to solicit competing transactions (subject to certain exceptions to allow the Turnstone Board to exercise its fiduciary duties and to accept a superior proposal, and only then, upon payment of a termination fee of $350,000);

•

Risk Associated with Failure to Consummate the Merger. The possibility that the Offer and the Merger might not be consummated, and if not consummated, Turnstone will have expended extensive time and effort;

•

Transaction Expenses. The substantial transaction expenses to be incurred in connection with the Transactions and the negative impact of such expenses on Turnstone’s cash reserves and operating results should the Transactions not be completed, including the potential expense reimbursement amount of up to a maximum amount of $350,000 payable by Turnstone to Purchaser if the Merger Agreement is terminated by Purchaser under certain circumstances;

•	Litigation Risk. The execution of the Merger Agreement, the completion of the Offer and the consummation of the Merger increases the risk of litigation against Turnstone; and

•

Potential Conflicts of Interest. The Board considered the potential conflict of interest created by Dr. Farah’s and Ms. Azmat’s receipt of severance and benefits payments, as more fully described under the section captioned “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements Between Turnstone and its Executive Officers, Directors and Affiliates.”

This discussion is not meant to be exhaustive. Rather, it summarizes the material reasons and factors evaluated by the Turnstone Board in its consideration of the Transactions. After considering these and other factors, the Turnstone Board concluded that the potential benefits of entering into the Merger Agreement substantially outweighed the uncertainties and risks associated therewith. Considering the variety of factors considered by the Turnstone Board, and the complexity of these factors, the Turnstone Board did not find it practicable to, and did not, quantify or otherwise assign relative weights, ranks or values to the foregoing factors in reaching their determination and recommendations. Moreover, each member of the Turnstone Board applied their own personal business judgment to the process and may have assigned different relative weights, ranks or values to the different factors.

Turnstone Dissolution Analysis

At the direction of the Turnstone Board, to assist the analysis and decision of the Turnstone Board with respect to whether to approve Turnstone’s entry into the Merger Agreement and consummation of the Transactions and the recommendation by the Turnstone Board that Turnstone’s stockholders tender their Shares into the Offer, Turnstone management prepared the Dissolution Analysis (as defined below), a financial analysis of the present value per Share that might be realized in a liquidation as an alternative to pursuing the Merger. The Dissolution Analysis, prepared as of, and presented to the Turnstone Board at the meeting on June 26, 2025, assumes the commencement of the liquidation process and an initial distribution of cash to holders of Shares as of

March 31, 2026. Turnstone management estimated that, after considering the payment of operating and other costs, collection of interest and other income and estimated transaction expenses, approximately $11.8 million in cash and cash equivalents would be available at the commencement of the liquidation process and that approximately $6.0 million should be held back for future expenses and liabilities and the approximately $5.8 million in cash remaining, would be disbursed to stockholders upon the initial filing for dissolution and any remaining amount payable within thirty-six (36) months of dissolution. Based on Turnstone’s management’s good faith estimates, these assumptions resulted in an aggregate value of total liquidating distributions per Share of $0.35 as of March 31, 2026, or $0.33 per Share discounted back to August 31, 2025.

The timing of the distributions, if any, and the actual percentage of the remaining amount after the initial distribution that would be available for further distribution would depend on factors such as the actual expenses incurred, the amount of wind-down costs, the amount required to settle Turnstone’s remaining obligations under any contracts, the need to retain employees to facilitate the wind-down, the need to retain the services of outside contractors to assist with the wind-down and the satisfaction by Turnstone of its remaining obligations (including obligations to continue SEC filings), the need to file a proxy statement and hold a stockholder meeting for the approval of the Asset Sale, and the need to retain funds beyond that distribution for unknown or contingent liabilities, each of which could be material and the total amount of which cannot currently be estimated. In addition, this analysis assumed that the CVR offers zero value to Turnstone’s stockholders. There can be no assurance that any fees, expenses, contingencies or other obligations that Turnstone may incur will be within the range of estimated amounts provided in the Dissolution Analysis, that the Dissolution Analysis accounts for all possible such fees, expenses, contingencies or other obligations of Turnstone or that the estimated distributions would be realized at the estimated amounts, if at all.

Estimated Forecast for Dissolution

	June 2025	July 2025	August 2025	September 2025	2025 (October - December)	2026 (January - March)	2026 (April - December)	2027	2028	2029 (January - March)	Holdback Period Total
Beginning Cash Balance	$19,184,679	$18,567,691	$16,370,377	$15,982,318	$16,017,818	$16,088,718	$6,000,000	$5,825,537	$5,586,721	$5,340,631	$—
Payroll	(590,874)	(1,989,678)	—	—	—	—	—	—	—	—	—
Professional Service & Consulting	(112,900)	(166,500)	(284,000)	—	(15,000)	(36,250)	(108,750)	(145,000)	(145,000)	(36,250)	(435,000)
Research & Development	—	(24,640)	—	—	—	—	—	—	—	—	—
Other G&A cost	(210,404)	(164,178)	(269,500)	(4,500)	(34,500)	(75,250)	(198,750)	(265,000)	(265,000)	(66,250)	(795,000)
Accounts Payable	—	(116,600)	—	—	—	—	—	—	—	—	—

Total Operating Expenses	(914,178)	(2,461,596)	(553,500)	(4,500)	(49,500)	(111,500)	(307,500)	(410,000)	(410,000)	(102,500)	(1,230,000)
Prepaids and cash receivable	250,000	220,610	125,000	—	—	200,000	—	—	—	—	—
Interest	47,190	43,673	40,441	40,000	120,399	120,939	133,037	171,184	163,910	39,820	507,951
Total Net Expenditures	(616,988)	(2,197,314)	(388,059)	35,500	70,899	209,439	(174,463)	(238,816)	(246,090)	(62,680)	(722,049)
Cash Burn	(616,988)	(2,197,314)	(388,059)	35,500	70,899	209,439
Cash Before Transaction Expenses	18,567,691	16,370,377	15,982,318	16,017,818	16,088,718	16,298,157

						Dissolution
Transaction Close						Mar 2026
Cash Month Close						$16,298,157
Cash Available Before Transaction Expenses						16,298,157
Transaction Expenses:
D&O tail policy and clinical tails						(1,560,000)
Transaction expenses						(2,893,000)

Cash Available for Distribution						11,845,157

Dissolution Analysis

Estimated Cash Available for Distribution at Initial Distribution Date (March 31, 2026)	$11,845,157
Less: Holdback Period Obligations	$6,000,000
Estimated Cash Available for Initial Distribution in March 2026, Net of Holdback	$5,845,157
Fully Diluted Shares Outstanding(1)	23,141,826

Estimated Initial Distribution Per Share in March 2026	$0.25
Estimated Cash as of March 31, 2026, Net of Initial Distribution	$6,000,000
Less: Holdback Period Operating Expenses	$1,230,000
Add: Interest Income During Holdback Period	$507,951
Net Holdback Amount After Operating Expenses	$5,277,951
Assumed % Distribution of Net Holdback Amount	50%
Assumed Distribution of Net Holdback Amount, March 2029	$2,638,976

Value Per Share of Distributed Net Holdback Amount in March 2029 Discounted Back to March 31, 2026(2)	$0.09

Value of Total Distribution Per Share as of March 31, 2026	$0.35

Value of Total Distribution Per Share as of March 31, 2026 Discounted Back to August 31, 2025 for Comparison Purposes(3)	$0.33

(1)	Reflects diluted shares calculated using the treasury stock methodology.
(2)	Assumed future distribution discounted by 3.00 years at the rate of foregone interest, approximated as ICE BofA US High Yield Index Effective Yield as of 06/25/25 of 6.90%.
(3)	Assumed future distribution discounted by 0.58 years at the rate of foregone interest, approximated as ICE BofA US High Yield Index Effective Yield as of 06/25/25 of 6.90%.

The Dissolution Analysis, while necessarily presented with numerical specificity, were based on numerous estimates and assumptions, some as to future events, that were inherently uncertain and many of which were beyond Turnstone management’s control at the time the Dissolution Analysis was prepared, such as, actual expenses incurred, the amount of wind-down costs, the amount required to settle Turnstone’s remaining obligations under any contracts, the need to retain employees to facilitate the wind-down, the need to retain the services of outside contractors to assist with the wind-down and the satisfaction by Turnstone of its remaining obligations (including obligations to continue SEC filings), and the need to retain funds beyond any liquidating distribution for known, unknown or contingent liabilities, all of which were difficult to predict and many of which that are subject to change. The Dissolution Analysis includes multiple years and, by its nature, becomes subject to greater uncertainty with each successive year. At the direction of the Turnstone Board, to assist the analysis and decision of the Turnstone Board with respect to whether to approve Turnstone’s entry into the Merger Agreement and consummation of the Transactions and the recommendation by the Turnstone Board that Turnstone’s stockholders tender their Shares into the Offer, Turnstone management prepared the Dissolution Analysis, a financial analysis of the present value per Share that might be realized in a liquidation as an alternative to pursuing the Merger. The Dissolution Analysis was also provided to Leerink Partners in connection with the rendering of its opinion to the Turnstone Board and in performing its financial analysis as described below in the section captioned “—Opinion of Leerink Partners LLC.”

Turnstone does not intend to update or otherwise revise the Dissolution Analysis to reflect circumstances existing after the date when prepared or to reflect the occurrence of future events, even if any or all the estimates and assumptions underlying the Dissolution Analysis are no longer appropriate, except as required by law. Accordingly, the inclusion of the Dissolution Analysis in this Schedule 14D-9 should not be regarded as an indication that Turnstone or anyone who received the Dissolution Analysis then considered, or now considers, the

Dissolution Analysis to be necessarily predictive of actual future events, and this information should not be relied upon as such. These considerations should be considered if evaluating the Dissolution Analysis, which were prepared as of an earlier date.

Opinion of Leerink Partners LLC

Unless the context requires otherwise, capitalized terms used but not defined in this “Opinion of Leerink Partners LLC” section shall have the meaning ascribed to such term in Annex I.

Introduction

Turnstone retained Leerink Partners as its financial advisor in connection with the Offer, the Merger and the other transactions contemplated by the Merger Agreement (which are referred to in this Section as the “Transaction”). In connection with this engagement, the Turnstone Board requested that Leerink Partners evaluate the fairness, from a financial point of view, to the holders (other than the holders of Excluded Shares (as defined below)) of outstanding Shares of the Cash Amount (as defined below) proposed to be paid to such holders pursuant to the terms of the Merger Agreement. For purposes of this summary of Leerink Partners’ opinion: (a) “Excluded Shares” means (x) (i) Shares owned by Turnstone immediately prior to the Effective Time, (ii) Shares owned by Purchaser, Merger Sub or any other subsidiary of Purchaser at the commencement of the Offer which are owned by Purchaser, Merger Sub or any other subsidiary of Purchaser immediately prior to the Effective Time and (iii) solely with respect to the Merger, Shares irrevocably accepted for purchase in the Offer, each of which shall automatically be canceled and shall cease to exist and (y) Shares that are outstanding immediately prior to the Effective Time and that are held by any person who is entitled to demand and properly demands appraisal of such Shares pursuant to, and complies in all respects with, Section 262 of the DGCL; and (b) “Cash Amount” means the price per Share of $0.34 in cash, payable subject to any applicable tax withholding and without interest.

On June 26, 2025, Leerink Partners rendered to the Turnstone Board its oral opinion, which was subsequently confirmed by delivery of a written opinion dated June 26, 2025, that, as of such date and based upon and subject to the various assumptions made, and the qualifications and limitations upon the review undertaken by Leerink Partners in preparing its opinion, the Cash Amount proposed to be paid to the holders of Shares (other than Excluded Shares) pursuant to the terms of the Merger Agreement was fair, from a financial point of view, to such holders.

The full text of the written opinion of Leerink Partners, dated June 26, 2025, which describes the assumptions made, and the qualifications and limitations upon the review undertaken by Leerink Partners in preparing its opinion, is attached as Annex I and is incorporated herein by reference. The summary of the written opinion of Leerink Partners set forth below is qualified in its entirety by the full text of the written opinion attached hereto as Annex I. Leerink Partners’ financial advisory services and opinion were provided for the information and assistance of the Turnstone Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of the Turnstone Board’s consideration of the Transaction and the opinion of Leerink Partners addressed only the fairness, from a financial point of view, as of the date thereof, to the holders of Shares (other than Excluded Shares) of the Cash Amount proposed to be paid to such holders pursuant to the terms of the Merger Agreement. The opinion of Leerink Partners did not address any other term or aspect of the Merger Agreement or the Transaction and does not constitute a recommendation to any stockholder of Turnstone as to whether or not such holder should tender Shares in connection with the Offer, or how such stockholder should vote (if applicable) with respect to the Merger or otherwise act with respect to the Transaction or any other matter.

The full text of the written opinion of Leerink Partners should be read carefully in its entirety for a description of the assumptions made, and the qualifications and limitations upon the review undertaken by Leerink Partners in preparing its opinion.

In connection with rendering the opinion described above and performing its related financial analyses, Leerink Partners reviewed, among other things:

•	a draft dated June 26, 2025 of the Merger Agreement;

•	a draft dated June 26, 2025 of the CVR Agreement;

•	Turnstone’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, as filed by Turnstone with the SEC;

•	Turnstone’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2025, as filed by the Company with the SEC;

•	certain Current Reports on Form 8-K, as filed by Turnstone with, or furnished by Turnstone to, the SEC; and

•

a dissolution analysis of Turnstone, as furnished to Leerink Partners by the management of Turnstone and approved by management for use by Leerink Partners, which is referred to in this summary of Leerink Partners’ opinion as the “Dissolution Analysis.”

Leerink Partners also conducted discussions with members of the senior management and representatives of Turnstone regarding such Dissolution Analysis. Turnstone advised Leerink Partners that it did not have a standalone business plan and its plan in the absence of a sale or merger of the company was to pursue a dissolution of Turnstone. In addition, Leerink Partners considered the results of its efforts on behalf of Turnstone to solicit, at the direction of Turnstone, indications of interest from third parties with respect to a possible acquisition of or business combination with Turnstone. Leerink Partners also conducted such other financial studies and analyses and took into account such other information as it deemed appropriate.

Leerink Partners assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by Leerink Partners for purposes of its opinion and, with Turnstone’s consent, Leerink Partners relied upon such information as being complete and accurate. In that regard, Leerink Partners assumed, at Turnstone’s direction, that the Dissolution Analysis had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Turnstone as to the matters covered thereby and Leerink Partners relied, at Turnstone’s direction, on the Dissolution Analysis for purposes of its analysis and opinion. Leerink Partners expressed no view or opinion as to the Dissolution Analysis or the assumptions on which it was based. In addition, at Turnstone’s direction, Leerink Partners did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of Turnstone, nor was Leerink Partners furnished with any such evaluation or appraisal, and Leerink Partners was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of Turnstone. Furthermore, at Turnstone’s direction, Leerink Partners ascribed no value to the CVR Amount payable pursuant to the CVR Agreement.

Leerink Partners assumed, at Turnstone’s direction, that the final executed Merger Agreement and CVR Agreement would not differ in any respect material to Leerink Partners’ analysis or its opinion from the last versions of the Merger Agreement and CVR Agreement reviewed by Leerink Partners. Leerink Partners also assumed, at Turnstone’s direction, that the representations and warranties made by Turnstone, Purchaser and Merger Sub in the Merger Agreement were and would continue to be true and correct in all respects material to Leerink Partners’ analysis. Furthermore, Leerink Partners assumed, at Turnstone’s direction, that the Transaction would be consummated on the terms set forth in the Merger Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to Leerink Partners’ analysis or its opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change would be imposed, the effect of which would be material to Leerink Partners’ analysis or its opinion. Leerink Partners did not evaluate and did not express any opinion as to the solvency or fair value of Turnstone, or the ability of Turnstone to pay its obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Leerink Partners is not a legal, regulatory, tax or accounting advisor, and Leerink Partners expressed no opinion as to any legal, regulatory, tax or accounting matters.

The opinion of Leerink Partners expressed no view as to, and did not address, Turnstone’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to Turnstone or in which Turnstone might engage. The opinion of Leerink Partners was limited to and addressed only the fairness, from a financial point of view, as of the date of the opinion, to the holders of Shares (other than Excluded Shares) of the Cash Amount proposed to be paid to such holders pursuant to the terms of the Merger Agreement. Leerink Partners was not asked to, and Leerink Partners did not, express any view on, and its opinion did not address, any other term or aspect of the Merger Agreement, the CVR Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, the form or any other terms of the CVR, or any other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of Turnstone or any other party. In addition, Leerink Partners expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of Turnstone or any other party, or class of such persons in connection with the Transaction, whether relative to the Cash Amount proposed to be paid to the holders of Shares (other than Excluded Shares) pursuant to the terms of the Merger Agreement or otherwise. The opinion of Leerink Partners was necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to Leerink Partners as of, the date of its written opinion, and Leerink Partners does not have any obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of the opinion. Leerink Partners’ opinion does not constitute a recommendation to any stockholder of Turnstone as to whether or not such holder should tender Shares in connection with the Offer, or how such stockholder should vote (if applicable) with respect to the Merger or otherwise act with respect to the Transaction or any other matter. Leerink Partners’ financial advisory services and its opinion were provided for the information and assistance of the Turnstone Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of their consideration of the Transaction. The issuance of the opinion of Leerink Partners was approved by the Leerink Partners LLC Fairness Opinion Review Committee.

Summary of Financial Analyses

The following is a summary of the material financial analyses prepared by Leerink Partners and reviewed with the Turnstone Board in connection with its opinion, which was delivered orally to the Turnstone Board on June 26, 2025, and subsequently confirmed in Leerink Partners’ written opinion, dated June 26, 2025. For purposes of the analyses described below, Leerink Partners was directed to rely upon the Dissolution Analysis prepared by Turnstone management. The summary set forth below describes the material financial analyses performed by Leerink Partners. The order of the financial analyses described below does not represent the relative importance or weight given to those financial analyses by Leerink Partners. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to summary description. In arriving at its opinion, Leerink Partners did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Accordingly, Leerink Partners believes that its analyses must be considered as a whole and that selecting portions of such analyses and factors without considering all analyses and factors, could create a misleading or incomplete view of the processes underlying Leerink Partners’ financial analyses and its opinion.

Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. The assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before June 26, 2025, and is not necessarily indicative of current market conditions.

Leerink Partners was not requested to, and did not, recommend or determine the specific consideration payable in the Transaction. The type and amount of consideration payable in the Transaction was determined through negotiations between Turnstone and Purchaser and Turnstone’s decision to enter into the Merger Agreement was solely that of the Turnstone Board. The opinion of Leerink Partners was only one of many factors considered by the Turnstone Board in their evaluation of the Transaction and should not be viewed as determinative of the views of the Turnstone Board or the management of Turnstone with respect to the Transaction, the Cash Amount, any potential CVR Amount or any other aspect of the transactions contemplated by the Merger Agreement.

Dissolution Analysis

Turnstone advised Leerink Partners that it did not have a standalone business plan and its plan in the absence of a sale or merger of the company was to pursue a dissolution of Turnstone. Accordingly, Leerink Partners concluded, in the exercise of its professional judgment, that traditional valuation methodologies typically used for purposes of valuing a business as a going concern were not applicable to Turnstone. Turnstone management furnished to Leerink Partners the Dissolution Analysis prepared by management as described in more detail in the section captioned “—Turnstone Dissolution Analysis” and directed Leerink Partners to rely upon the Dissolution Analysis for purposes of its analysis and opinion. The Dissolution Analysis assumed an initial distribution of cash to holders of Shares as of March 31, 2026, of approximately $6.0 million, or $0.25 per Share, and a final distribution of cash to holders of Shares as of March 31, 2029, of approximately $3.0 million, or an estimated present value of approximately $0.09 per Share (as described below). Together, the initial distribution and the final distribution are referred to in this section as the “Dissolution Payments.”

Leerink Partners compared the Cash Amount of $0.34 to the present value of the Dissolution Payments as of March 31, 2026 (the assumed date of approval by stockholders of Turnstone of a dissolution of Turnstone), and, for purposes of comparison with an assumed closing date for the Transaction of August 31, 2025, further discounted the Dissolution Payments to that date. Leerink Partners calculated the March 31, 2026 present value of the Dissolution Payments by discounting the March 31, 2029 final distribution payment to March 31, 2026 using a discount rate equivalent to ICE BofA US High Yield Index Effective Yield of 6.90% as of June 25, 2025, and adding that discounted amount to the amount of the initial distribution payment. Leerink Partners then calculated the present value of the Dissolution Payments as of August 31, 2025 by further discounting the March 31, 2026 present value of Dissolution Payments to August 31, 2025 using the same 6.90% discount rate. Leerink Partners determined this discount rate based upon its professional expertise and judgment.

This analysis resulted in an implied estimated present value as of August 31, 2025 of approximately $8.0 million, or $0.33 per Share, based on the assumed fully diluted Shares outstanding of Turnstone of approximately 23.1 million as of June 24, 2025, as provided by Turnstone.

Leerink Partners then compared the results of the above analysis to the Cash Amount of $0.34.

General

Leerink Partners is a full-service securities firm engaged in securities trading and brokerage activities as well as investment banking and financial advisory services. Leerink Partners has in the past provided certain investment banking services to Turnstone and its affiliates unrelated to the Transaction, for which Leerink

Partners received customary compensation, including acting as joint book-running manager for the Company’s July 2023 initial public offering. In the past two years, Leerink Partners has not provided investment banking services to, or received compensation from, Purchaser, Merger Sub or their affiliates. In the ordinary course of business, Leerink Partners may, in the future, provide investment banking services to Turnstone, Purchaser, or their respective affiliates and would expect to receive customary fees for the rendering of such services. In the ordinary course of its trading and brokerage activities, Leerink Partners has in the past and may in the future hold positions, for its own account or the accounts of its customers, in equity, debt or other securities of Turnstone, Purchaser or their respective affiliates. Consistent with applicable legal and regulatory requirements, Leerink Partners has adopted policies and procedures to establish and maintain the independence of its research department and personnel. As a result, Leerink Partners’ research analysts may hold views, make statements or investment recommendations and/or publish research reports with respect to Turnstone, Purchaser, and the Transaction and other participants in the Transaction that differ from the views of Leerink Partners’ investment banking personnel.

The Turnstone Board selected Leerink Partners as a financial advisor in connection with the Transaction based on Leerink Partners’ longstanding relationship and familiarity with Turnstone and its business, as well as its experience and expertise in the pharmaceutical industry. Leerink Partners is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transaction.

In connection with Leerink Partners’ services as a financial advisor to Turnstone, Turnstone has agreed to pay Leerink Partners an aggregate fee of $2.0 million, of which an opinion fee of $1.0 million has been paid and the remainder of which is payable contingent upon consummation of the Transaction. In addition, Turnstone has agreed to indemnify Leerink Partners against certain liabilities, including liabilities under federal securities laws, that may arise, out of Leerink Partners’ engagement. The terms of the fee arrangement between Leerink Partners and Turnstone, which are customary in transactions of this nature, were negotiated at arm’s length between Leerink Partners and the Company, and the Turnstone Board was aware of the arrangement, including the fact that a significant portion of the fee payable to Leerink Partners is contingent upon the completion of the Transaction.

Intent to Tender

To Turnstone’s knowledge, after making reasonable inquiry, and except as set forth in the section captioned “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements Between Turnstone and its Executive Officers, Directors and Affiliates—Outstanding Shares Held by Directors and Executive Officers,” Turnstone’s executive officers and directors do not beneficially own, and are not the record holders of, any Shares. The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director may act in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Concurrently with the execution of the Merger Agreement, the Support Agreement Parties entered into Support Agreements with Purchaser and Merger Sub and have pledged to irrevocably tender all their Shares, which comprise, in the aggregate, approximately 28% of the outstanding Shares as of July 10, 2025, upon the terms and subject to the conditions of such agreements. The Support Agreements will terminate upon certain circumstances, including upon termination of the Merger Agreement or if the Turnstone Board votes to approve a superior proposal.

ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

Neither Turnstone nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to Turnstone’s stockholders on its behalf concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of Turnstone, for which services no additional compensation will be paid.

Turnstone, based on the determination of the Turnstone Board, engaged Leerink Partners as its financial advisor in connection with its strategic review process, including the Offer and the Merger, but not to make any solicitation or recommendation in connection with the Offer, the Merger or otherwise. For its services, Leerink Partners will receive from the Company an aggregate fee of $2.0 million, of which an opinion fee of $1.0 million was paid upon delivery of the opinion and the remainder of which is payable contingent upon consummation of the Transactions. In addition, Turnstone has agreed to indemnify Leerink Partners against certain liabilities, including liabilities under federal securities laws, that may arise, out of Leerink Partners’ engagement.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

No transactions with respect to the Shares have been effected by Turnstone, or, to Turnstone’s knowledge after making reasonable inquiry, any of the directors, executive officers or affiliates of Turnstone, during the 60 days prior to the date of this Schedule 14D-9.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

On June 26, 2025, Turnstone entered into (i) the Asset Purchase Agreement, by and among Turnstone and Moffitt (the “Asset Purchase Agreement”), pursuant to which Turnstone will sell certain assets related to its TIDAL-01 program in consideration for the termination of the Alliance Agreement (“Asset Sale”), subject to the terms and conditions of the Asset Purchase Agreement, and (ii) the Escrow Agreement by and among Turnstone, Moffitt and Citibank, N.A (the “Escrow Agreement”).

Pursuant to the terms of the Asset Purchase Agreement, Moffitt will assume certain obligations of Turnstone under the Myst Merger Agreement (as defined in the Asset Purchase Agreement). Turnstone will receive a total consideration of approximately $3.0 million to offset Turnstone’s obligations to Moffitt under the Alliance Agreement, of which, approximately $1.8 million was placed into an escrow account as of the date of the Asset Purchase Agreement (the “Escrow Amount”), subject to the terms and conditions of the Escrow Agreement.

Moffitt’s obligation to closing the Asset Sale is subject to conditions, including: (i) compliance by Turnstone with its covenants under the Asset Purchase Agreement in all material respects; (ii) the absence of any legal restraint in effect preventing or prohibiting the consummation of the Asset Sale; (iii) a release of encumbrances on the TIDAL-01 assets; and (iv) receipt of a certificate by an authorized officer of Turnstone that the closing conditions have been satisfied.

Pursuant to the Merger Agreement, effective as of the Offer Closing Time, Purchaser shall assume all of Turnstone’s obligations, duties and covenants under the Asset Purchase Agreement. Immediately following the consummation of the Merger, Purchaser, as the sole stockholder of the Company shall duly execute a written consent pursuant to the applicable requirements of the amended and restated certificate of incorporation of Turnstone, the amended and restated bylaws of Turnstone and the DGCL, for the adoption of the transactions contemplated by the Asset Purchase Agreement. Following the consummation of the Merger, the Escrow Amount will be released to Turnstone.

It is a condition to the Merger Closing that certain conditions to the Asset Sale shall have been satisfied or, if permitted by applicable law, waived.

If the Transactions are not consummated and Turnstone fails to obtain the requisite stockholder approval for the Asset Sale, the Asset Purchase Agreement will terminate in accordance with its terms. If the foregoing should occur or if the Asset Purchase Agreement is otherwise terminated, including as a result of the Asset Sale not being consummated by December 26, 2025, the Escrow Amount will be released to Moffitt.

The foregoing summary and description of the material terms of the Asset Purchase Agreement and the Escrow Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Asset Purchase Agreement and the Escrow Agreement, which are filed as Exhibits (a)(5)(B) and (a)(5)(C) hereto and are incorporated herein by reference.

Except otherwise as set forth in this Schedule 14D-9 (including the exhibits to this Schedule 14D-9 or incorporated in this Schedule 14D-9 by reference), Turnstone is not currently undertaking or engaged in any negotiations in response to the Offer that relate to:

•	a tender offer for, or other acquisition of, Turnstone’s securities by Turnstone, its subsidiaries or any other person;

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving Turnstone or any of its subsidiaries;

•	any purchase, sale or transfer of a material amount of assets of Turnstone or any of its subsidiaries; or

•	any material change in the present dividend rate or policy or indebtedness or capitalization of Turnstone.

Except as described above or otherwise as set forth in this Schedule 14D-9 (including the exhibits to this Schedule 14D-9 or incorporated in this Schedule 14D-9 by reference), there are no transactions, resolutions of the Turnstone Board or the Transaction Committee, agreements in principle or signed contracts entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding paragraph.

ITEM 8. ADDITIONAL INFORMATION

Conditions to the Offer

The information contained in Section 9 (Conditions of the Offer) of the Offer to Purchase is incorporated herein by reference.

Stockholder Approval of the Merger Not Required

The Turnstone Board approved the Merger Agreement, the CVR Agreement and the Transactions, including the Offer and the Merger, in accordance with the DGCL. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation (the shares of which are listed on a national securities exchange or held of record by more than 2,000 holders), and subject to certain statutory provisions, if the acquirer holds at least the number of shares of the target corporation and of each class or series of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if the Offer is consummated, Turnstone, Purchaser and Merger Sub intend to effect the Merger Closing without a vote of the stockholders of Turnstone in accordance with Section 251(h) of the DGCL.

Anti-Takeover Statute

Delaware

As a Delaware corporation, the Company is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 would prevent an “interested stockholder” (generally defined as a person beneficially owning 15% or more of a corporation’s voting stock) from engaging in a “business combination” (as defined in Section 203) with a Delaware corporation for three years following the date such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock (but not the outstanding voting stock owned by the interested stockholder) held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (iii) following the transaction in which such person became an interested stockholder, the business combination is (A) approved by the board of directors of the corporation and (B) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the Turnstone Board has approved the Merger Agreement and the Transactions, as described in the section captioned “Item 4—The Solicitation or Recommendation” and, therefore, the restrictions of Section 203 are inapplicable to the Merger and the Transactions.

Appraisal Rights

No appraisal rights are available in connection with the Offer and stockholders who tender their Shares in the Offer will not have appraisal rights in connection with the Merger. However, if the Offer is successful and the Merger is consummated, holders of Shares outstanding as of immediately prior to the Effective Time and beneficial owners of the Company who: (i) did not tender their Shares in the Offer (or, if tendered, validly and subsequently withdrew such Shares prior to the time Purchaser accepts properly tendered Shares for purchase (the “Acceptance Time”)); (ii) otherwise comply with the applicable procedures under Section 262 of the DGCL; (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL; and (iv) in the case of a beneficial owner, have submitted a demand that (A) reasonably identifies the holder of record of the shares for which the demand is made, (B) is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and (C) provides an address at which such beneficial owner consents to receive notices given by the Company and to be set forth on the verified list to be filed with the Delaware Register in the Delaware Court of Chancery (the “Delaware Court”), will be entitled to demand appraisal of their Shares and receive, in lieu of the consideration payable in the Merger, a cash payment equal to the “fair value” of their Shares, as determined by the Delaware Court, in accordance with Section 262 of the DGCL, plus interest if any, on the amount determined to be the fair value. Stockholders and beneficial owners should be aware that the fair value of their Shares could be more than, the same as or less than the Offer Price or the consideration to be received pursuant to the Merger and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, fair value under Section 262 of the DGCL.

The following is a summary of the appraisal rights of stockholders and beneficial owners under Section 262 of the DGCL in connection with the Merger, assuming that the Merger is consummated in accordance with Section 251(h) of the DGCL. The full text of Section 262 of the DGCL may be accessed without subscription or cost at https://delcode.delaware.gov/title8/c001/sc09/index.html#262. This summary does not purport to be a complete statement of, and is qualified in its entirety by reference to, Section 262 of the DGCL. All references in Section 262 of the DGCL and in this summary to a (i) “stockholder” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted and (ii) “beneficial owner” are to a person who is the beneficial owner of Shares held either in voting trust or by a nominee on behalf of such person. Failure to follow any of the procedures of Section 262 of the DGCL may result in termination or waiver of appraisal rights under Section 262 of the DGCL. Any stockholder or beneficial owner who desires to exercise his, her or its appraisal rights should review carefully Section 262 of the DGCL and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within 10 days thereafter, will notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger, consolidation or conversion and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and will include in such notice a copy of Section 262 of the DGCL or information directing the stockholders to a publicly available electronic resource at which Section 262 of the DGCL may be accessed without subscription or cost. The record date for determining the stockholders entitled to receive this notice of appraisal shall be the close of business on the day next preceding the date of this Schedule 14D-9, in accordance with Section 262(d)(2) of the DGCL. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of record or beneficial owner of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so should review the following discussion and Section 262 of the DGCL carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

If a stockholder or beneficial owner elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder or beneficial owner must do all of the following:

•

prior to the later of the consummation of the Offer, which occurs when Purchaser has accepted for payment Shares tendered into the Offer following the expiration date of the Offer, and 20 days after the date this Schedule 14D-9 is provided, deliver to Turnstone at the address indicated below a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the person seeking appraisal and that such person is demanding appraisal;

•	not tender such stockholder’s or beneficial owner’s Shares in the Offer (or, if tendered, validly and subsequently withdraw such Shares prior to the Acceptance Time);

•	continuously hold of record or beneficially own the Shares from the date on which the written demand for appraisal is made through the Effective Time; and

•	comply with the procedures of Section 262 of the DGCL for perfecting appraisal rights thereafter.

In addition, one of the ownership thresholds (as defined below) must be met and a stockholder (or any person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person) who has complied with the requirements of Section 262 of the DGCL or the Surviving Corporation must file a petition in the Delaware Court demanding a determination of the value of the stock of all such persons entitled to appraisal within 120 days after the Effective Time. The Surviving Corporation is under no obligation to file any such petition and has no intention of doing so.

If the Merger is consummated pursuant to Section 251(h) of the DGCL, within 10 days after the Effective Time, Purchaser will cause the Surviving Corporation to notify all of the Company’s stockholders or beneficial owners who delivered a written demand to the Company (in accordance with Section 262). However, only stockholders or beneficial owners who have delivered a written demand in accordance with Section 262 will receive such notice. If the Merger is consummated pursuant to Section 251(h) of the DGCL, a failure to deliver a written demand for appraisal in accordance with the time periods specified in the first bullet above (or to take any of the other steps specified in the above bullets or summarized below) will be deemed to be a waiver or a termination of your appraisal rights.

Written Demand

All written demands for appraisal should be addressed to Turnstone Biologics Corp., 9310 Athena Circle, Suite 300, La Jolla, California 92037.

A record stockholder, such as a broker, bank, fiduciary, depositary or other nominees, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand for appraisal must set forth the number of Shares covered by such demand. Unless a demand for appraisal specifies a number of Shares, such demand will be presumed to cover all Shares held in the name of such record owner. Alternatively, a beneficial owner may demand appraisal, in his, her or its own name, of such beneficial owner’s shares, provided that (i) such beneficial owner continuously owns such Shares through the Effective Time and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the Shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the Surviving Corporation under Section 262 and to be set forth on the Verified List (as defined below).

Filing a Petition for Appraisal

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of record or beneficial owner of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262, may commence an appraisal proceeding by filing a petition in the Delaware Court demanding a determination of the fair value of the Shares held of record or beneficially owned by all persons who did not tender in the Offer (or, if tendered, subsequently and validly withdrew such Shares before the Acceptance Time) and who timely and properly demanded appraisal. If no such petition is filed within that 120-day period, appraisal rights will be lost for all persons who had previously demanded appraisal of their Shares. The Company is under no obligation, and has no present intention, to file a petition, and holders should not assume that the Surviving Corporation will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of record or beneficial owners of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any person who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into, and accepted for purchase in, the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares (provided that, where a beneficial owner makes a demand pursuant to paragraph (d)(3) of Section 262, the record holders of such Shares shall not be considered a separate stockholder holding such Shares for purposes of such aggregate number). Such statement must be provided to the stockholder or beneficial owner within 10 days after a written request by such stockholder or beneficial owner for the information has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later.

Upon the filing of such petition by any such holder of record or beneficial owners of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list (the “Verified List”) containing the names and addresses of all stockholders or beneficial owners who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of any such petition, the Delaware Court may order a hearing and that notice of the time and place fixed for the hearing on the petition be provided to the Surviving Corporation and all of the stockholders or beneficial owners shown on the Verified List. The forms of the notice by mail and by publication will be approved by the Delaware Court. The costs relating to these notices will be borne by the Surviving Corporation.

If a hearing on the petition is held, the Delaware Court is empowered to determine those stockholders or beneficial owners who have complied with the provisions of Section 262 of the DGCL and who have become entitled to appraisal rights thereunder, and whether the ownership thresholds are met. The Delaware Court may require the stockholders or beneficial owners who demanded an appraisal for their Shares and who hold Shares represented by certificates to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceedings. The Delaware Court is empowered to dismiss the proceedings as to any person who does not comply with such requirement. Accordingly, stockholders or beneficial owners are cautioned to retain the certificates evidencing their Shares pending resolution of the appraisal proceedings. Because, immediately before the Effective Time, the Shares will be listed on a nationally recognized securities exchange, and because the Merger will not be approved pursuant to Section 253 or

Section 267 of the DGCL, the Delaware Court will dismiss the proceedings as to all holders of Shares who are otherwise entitled to appraisal rights unless (i) the total number of Shares entitled to appraisal exceeds 1% of the outstanding Shares eligible for appraisal and (ii) the value of the consideration provided in the Merger for such total number of Shares exceeds $1.0 million. We refer to the foregoing as the “ownership thresholds.”

Determination of Fair Value

After the Delaware Court determines which stockholders or beneficial owners are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Delaware Court, including any rules specifically governing appraisal proceedings. Through such proceeding, the Delaware Court will determine the fair value of the Shares as of the Effective Time, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each holder of Shares entitled to appraisal an amount in cash, in which case interest will accrue thereafter only upon the sum of (i) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Delaware Court and (ii) interest theretofore accrued, unless paid at that time. The Surviving Corporation is under no obligation to make such voluntary cash payment to the holder prior to such entry of judgment.

In determining the fair value, the court is to take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Supreme Court of Delaware stated that, in making this determination of fair value, the Delaware Court must consider market value, asset value, dividends, earning prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that “throw any light on future prospects of the merged corporation.” Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Supreme Court of Delaware stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders beneficial owners considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL.

Although the Company believes that the Offer Price is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court, and stockholders or beneficial owners should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Price. Neither Purchaser nor the Company anticipates offering more than the Offer Price to any stockholder or beneficial owner exercising appraisal rights, and they reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price.

Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders or beneficial owners entitled to an appraisal. Any person whose name appears on the Verified List and who has submitted such person’s certificates of stock to the Delaware Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder or beneficial owner is not entitled to appraisal rights. The Delaware Court will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the stockholders or beneficial owners entitled thereto. Payment will be so made to each such stockholder or beneficial owner upon the surrender to the Surviving Corporation of such person’s certificates. The Delaware Court’s decree may be enforced as other decrees in such Court may be enforced.

If a petition for appraisal is not timely filed, then the right to an appraisal will cease. The Delaware Court may also (i) determine the costs of the proceeding (which do not include attorneys’ fees or the fees and expenses of experts) and tax such costs among the parties as the Delaware Court deems equitable and (ii) upon application of a stockholder or beneficial owner whose name appears on the Verified List who participated in the proceeding and incurred expenses in connection therewith (an “application”), order all or a portion of the expenses incurred by any stockholder or beneficial owner in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and fees and expenses of experts, to be charged pro rata against the value of all Shares entitled to appraisal. In the absence of such determination or assessment, each party bears its own expenses. Determinations by the Delaware Court are subject to appellate review by the Supreme Court of Delaware.

From and after the Effective Time, any stockholder or beneficial owner who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not be entitled to vote his, her or its Shares for any purpose and will not be entitled to receive payment of dividends or other distributions in respect of such Shares (except dividends or other distributions payable to stockholders or beneficial owners of record as of a date prior to the Effective Time if so declared by the Surviving Corporation).

If any stockholder or beneficial owner who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder’s or beneficial owner’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration, net to the stockholder or beneficial owner in cash, without interest, subject to any withholding taxes required by applicable law. A stockholder or beneficial owner will fail to perfect, or effectively lose, the stockholder’s or beneficial owner’s right to appraisal if no petition for appraisal is filed with the Delaware Court within 120 days after the Effective Time; however, such stockholder or beneficial owner is entitled to receive the Merger Consideration. In addition, a stockholder or beneficial owner who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the consideration payable in connection with the Merger by delivering to the Surviving Corporation a written withdrawal of such stockholder’s or beneficial owner’s demand for appraisal and acceptance of the Merger either within 60 days after the effective date of the Merger or thereafter with the written approval of the Surviving Corporation.

Notwithstanding the foregoing, no appraisal proceedings in the Delaware Court will be dismissed as to any stockholder or beneficial owner without the approval of the Delaware Court, and this approval may be conditioned upon such terms as the Delaware Court deems just, including, without limitation, a reservation of jurisdiction (a “reservation”) for any application to the Delaware Court; provided, however, that the limitation set forth in this sentence will not affect the right of any stockholder or beneficial owner who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s or beneficial owner’s demand for appraisal and to accept the terms offered upon the Merger within 60 days after the Effective Time.

The process of exercising appraisal rights requires compliance with technical prerequisites. If you fail to take any required step in connection with the exercise of appraisal rights, it may result in the termination or waiver of your appraisal rights. Stockholders or beneficial owners wishing to exercise appraisal rights should consult with their own legal counsel in connection with compliance with Section 262 of the DGCL.

This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL, a copy of which may be accessed without subscription or cost at https://delcode.delaware.gov/title8/c001/sc09/index.html#262. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL.

STOCKHOLDERS OR BENEFICIAL OWNERS WHO SELL SHARES IN THE OFFER AND DO NOT WITHDRAW THEIR TENDER SHARES PRIOR TO THE ACCEPTANCE TIME WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

Annual and Quarterly Reports

For additional information regarding the business and the financial results of Turnstone, please see Turnstone’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on March 31, 2025, and its Quarterly Reports on Form 10-Q for the quarterly period ended March 31, 2025, filed with the SEC on May 9, 2025.

Legal Proceedings

There are currently no legal proceedings relating to the Transactions that Turnstone is aware of but lawsuits arising out of or relating to the Transactions may be filed in the future.

Regulatory Approvals

Purchaser and Turnstone are not currently aware of any other material governmental consents, approvals or filings that are required prior to the parties’ completion of the Offer or the Merger. If the parties become aware of any notices, reports and other documents required to filed with respect to the Offer or the Merger, Purchaser and Turnstone have agreed to use reasonable best efforts to file, as soon as practicable, such notices, reports and other documents, and to submit promptly any information reasonably requested by any governmental entity in connection therewith.

Cautionary Note Regarding Forward-Looking Statements

This Schedule 14D-9 contains forward-looking statements, including, but not limited to, statements regarding the Company’s beliefs and expectations and statements about the Transactions, including the timing of and closing conditions to the Transactions; the potential effects of the Transactions on the Company; and the potential payment of proceeds to the Company’s stockholders, if any, pursuant to the CVR Agreement. These statements may be identified by their use of forward-looking terminology including, but not limited to, “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “goal,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” and “would,” and similar words expressions are intended to identify forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance and involve risks and uncertainties that could cause actual results to differ materially from those projected, expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to: the possibility that various closing conditions set forth in the Merger Agreement, including the conditions to the Asset Sale, may not be satisfied or waived, including uncertainties as to the percentage of the Company’s stockholders tendering their Shares in the Offer; the possibility that competing offers will be made; the risk that the Transactions may not be completed in a timely manner, or at all, which may adversely affect the Company’s business and the price of Turnstone Common Stock; significant costs associated with the Transactions; the risk that any stockholder litigation in connection with the Transactions may result in significant costs of defense, indemnification and liability; the risk the CVR Agreement may not result in any value to the Company’s stockholders; and other risks and uncertainties discussed in the Company’s most recent annual and quarterly reports filed with the SEC as well as in the Company’s subsequent filings with the

SEC. As a result of such risks and uncertainties, the Company’s actual results may differ materially from any future results or achievements discussed in or implied by the forward-looking statements contained herein. There can be no assurance that the Transactions will in fact be consummated. The Company cautions investors not to unduly rely on any forward-looking statements. The forward-looking statements contained in this Schedule 14D-9 are made as of the date hereof, and the Company undertakes no obligation to update any forward-looking statements, whether as a result of future events, new information or otherwise, except as expressly required by law.

ITEM	9. EXHIBITS

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated July 11, 2025 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO).

(a)(1)(B)	Form of Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(5)(A)	Press Release issued by Turnstone on June 27, 2025 (incorporated herein by reference to Exhibit 99.1 to Turnstone’s Current Report on Form 8-K filed with the SEC on June 27, 2025).

(a)(5)(B)	Asset Purchase Agreement, dated June 26, 2025, by and among Turnstone and H. Lee Moffitt Cancer Center and Research Institute, Inc. (incorporated by reference to Exhibit 2.2 to Turnstone’s Current Report on Form 8-K filed with the SEC on June 27, 2025).

(a)(5)(C)	Escrow Agreement, dated June 26, 2025, by and among Turnstone, H. Lee Moffitt Cancer Center and Research Institute, Inc. and Citibank, N.A. (incorporated herein by reference to Exhibit 10.1 to Turnstone’s Current Report on Form 8-K filed with the SEC on June 27, 2025).

(a)(5)(D)*	Opinion of Leerink Partners LLC, dated June 26, 2025 (included as Annex I to this Schedule 14D-9).

(e)(1)	Agreement and Plan of Merger, dated June 26, 2025, by and among Turnstone, Purchaser and Merger Sub (incorporated herein by reference to Exhibit 2.1 to Turnstone’s Current Report on Form 8-K/A filed with the SEC on July 1, 2025).

(e)(2)	Form of Contingent Value Rights Agreement (incorporated herein by reference to Exhibit C to Exhibit 2.1 to Turnstone’s Current Report on Form 8-K/A filed with the SEC on July 1, 2025).

(e)(3)	Form of Support Agreement (incorporated herein by reference to Exhibit D to Exhibit 2.1 to Turnstone’s Current Report on Form 8-K/A filed with the SEC on July 1, 2025).

(e)(4)	Confidentiality Agreement, dated April 16, 2025, by and between Turnstone and Purchaser (incorporated herein by reference to Exhibit (d)(2) to the Schedule TO).

(e)(5)	2018 Equity Incentive Plan and forms of agreement thereunder (incorporated by reference to Exhibit 10.2 of Turnstone’s Registration Statement on Form S-1 filed with the SEC on June 12, 2023).

(e)(6)	2023 Equity Incentive Plan and forms of agreements thereunder (incorporated by reference to Exhibit 10.3 of Turnstone’s Registration Statement on Form S-1/A filed with the SEC on July 17, 2023).

Exhibit No.	Description

(e)(7)	2023 Employee Stock Purchase Plan and forms of agreements thereunder (incorporated by reference to Exhibit 10.4 of Turnstone’s Registration Statement on Form S-1/A filed with the SEC on July 17, 2023).

(e)(8)	Amended and Restated Equity Incentive Plan and forms of agreements thereunder (incorporated by reference to Exhibit 10.1 of Turnstone’s Registration Statement on Form S-1 filed with the SEC on June 12, 2023).

(e)(9)	Employment Offer Letter, dated August 20, 2015, between Turnstone and Sammy Farah, M.B.A., Ph.D. (incorporated by reference to Exhibit 10.10 of Turnstone’s Registration Statement on Form S-1 filed with the SEC on June 12, 2023).

(e)(10)	Employment Offer Letter, dated September 18, 2019, between Turnstone and Saryah Azmat (incorporated herein by reference to Exhibit 10.13 of Turnstone’s Registration Statement on Form S-1 filed with the SEC on June 12, 2023).

(e)(11)	Form of Indemnity Agreement between Turnstone and each of its directors and executive officers (incorporated by reference to Exhibit 10.6 of Turnstone’s Registration Statement on Form S-1/A filed with the SEC on July 17, 2023).

(g)	Not applicable.

*	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 11, 2025

TURNSTONE BIOLOGICS CORP.

By:	/s/ Sammy Farah
Sammy Farah
President and Chief Executive Officer

ANNEX I

Opinion of Financial Advisor

June 26, 2025

The Board of Directors

Turnstone Biologics Corp.

9310 Athena Circle, Suite 300

La Jolla, California 92037

Ladies and Gentlemen:

You have requested our opinion as to the fairness, from a financial point of view, to the holders (other than the holders of Excluded Shares, as defined below) of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Turnstone Biologics Corp., a Delaware corporation (the “Company”), of the Cash Amount (as defined below) proposed to be paid to such holders pursuant to the terms of the Agreement and Plan of Merger ( the “Merger Agreement”) to be entered into by and among XOMA Royalty Corporation, a Nevada corporation (“Parent”), [Merger Sub], a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), and the Company . The Merger Agreement provides for a transaction (the “Transaction”) pursuant to which (i) Merger Sub will commence a tender offer (the “Offer”) to acquire all of the outstanding Shares for a price per Share of (a) $0.34, payable subject to any applicable tax withholding and without interest (the “Cash Amount”), plus (b) one contingent value right (each, a “CVR”) issuable subject to any applicable tax withholding and without interest, which shall represent the right to receive contingent payments, in cash, subject to any applicable tax withholding and without interest, set forth in, and subject to and in accordance with the terms and conditions of, the Contingent Value Rights Agreement to be entered into by the Company and a rights agent (the “CVR Agreement”) (the “CVR Amount”; the Cash Amount plus the CVR Amount, collectively being the “Offer Price”); and (ii) as soon as practicable following the consummation of the Offer, Merger Sub shall, in accordance with Section 251(h) of the Delaware General Corporation Law (the “DGCL”), be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation, and pursuant to the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than (A) (i) Shares owned by the Company immediately prior to the Effective Time, (ii) Shares owned by Parent, Merger Sub or any other subsidiary of Parent at the commencement of the Offer which are owned by Parent, Merger Sub or any other subsidiary of Parent immediately prior to the Effective Time and (iii) solely with respect to the Merger, Shares irrevocably accepted for purchase in the Offer, each of which shall automatically be canceled and shall cease to exist, and (B) Shares that are outstanding immediately prior to the Effective Time and that are held by any person who is entitled to demand and properly demands appraisal of such Shares pursuant to, and who complies in all respects with, Section 262 of the DGCL (the Shares referred to in clauses (A) and (B), the “Excluded Shares”)) shall be converted into the right to receive the Offer Price, without interest. The terms and conditions of the Transaction are more fully set forth in the Merger Agreement and CVR Agreement.

We have been engaged by the Company to act as its exclusive financial advisor in connection with the Transaction and we will receive a fee from the Company for providing such services, a portion of which is payable upon delivery of this opinion and the remaining portion of which is contingent upon consummation of the Transaction. In addition, the Company has agreed to indemnify us against certain liabilities that may arise out of our engagement.

The Board of Directors Turnstone Biologics Corp. June 26, 2025 Page 2

Leerink Partners LLC is a full-service securities firm engaged in securities trading and brokerage activities as well as investment banking and financial advisory services. We have in the past provided investment banking services to the Company, including acting as a joint book-running manager for the Company’s July 2023 initial public offering. In the ordinary course of business, we may, in the future, provide investment banking services to the Company, Parent, or their respective affiliates and would expect to receive customary fees for the rendering of such services. In the ordinary course of our trading and brokerage activities, we have in the past held and may in the future hold positions, for our own account or the accounts of our customers, in equity, debt or other securities of the Company, Parent, or their respective affiliates.

Consistent with applicable legal and regulatory requirements, we have adopted policies and procedures to establish and maintain the independence of our research department and personnel. As a result, our research analysts may hold views, make statements or investment recommendations and/or publish research reports with respect to the Company, Parent, and the Transaction and other participants in the Transaction that differ from the views of our investment banking personnel.

In connection with this opinion, we have reviewed, among other things: (i) a draft dated June 26, 2025 of the Merger Agreement, (ii) a draft dated June 26, 2025 of the CVR Agreement, as provided to us by the Company; (iii) the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, as filed by the Company with the Securities and Exchange Commission (the “SEC”); (iv) the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2025, as filed by the Company with the SEC; (v) certain Current Reports on Form 8-K, as filed by the Company with, or furnished by the Company to, the SEC; and (vi) a dissolution analysis of the Company, as furnished to us by the management of the Company and approved by management for our use (the “Dissolution Analysis”). We have also conducted discussions with members of the senior management and representatives of the Company regarding such Dissolution Analysis. The Company has advised us that it does not have a standalone business plan and its plan in the absence of a sale or merger of the Company is to pursue a dissolution of the Company. In addition, we considered the results of our efforts on behalf of the Company to solicit, at the direction of the Company, indications of interest from third parties with respect to a possible acquisition of or business combination with the Company. We also conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.

We have assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by us for purposes of this opinion and have, with your consent, relied upon such information as being complete and accurate. In that regard, we have assumed, at your direction, that the Dissolution Analysis has been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and we have relied, at your direction, on the Dissolution Analysis for purposes of our analysis and this opinion. We express no view or opinion as to the Dissolution Analysis or the assumptions on which it is based. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal, and we have not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. Furthermore, at your direction we have ascribed no value to the CVR Amount payable pursuant to the CVR Agreement.

BOSTON | CHARLOTTE | CHICAGO | LOS ANGELES | MIAMI | NASHVILLE | NEW YORK | SAN FRANCISCO	LEERINK.COM

The Board of Directors Turnstone Biologics Corp. June 26, 2025 Page 3

We have assumed, at your direction, that the final executed Merger Agreement and CVR Agreement will not differ in any respect material to our analysis or this opinion from the last versions of the Merger Agreement and CVR Agreement reviewed by us. We have also assumed, at your direction, that the representations and warranties made by the Company and Parent and Merger Sub in the Merger Agreement are and will continue to be true and correct in all respects material to our analysis. Furthermore, we have assumed, at your direction, that the Transaction will be consummated on the terms set forth in the Merger Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to our analysis or this opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to our analysis or this opinion. We have not evaluated and do not express any opinion as to the solvency or fair value of the Company, or its ability to pay its obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency, or similar matters. We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters.

We express no view as to, and our opinion does not address, the Company’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. This opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to the holders of Shares (other than Excluded Shares) of the Cash Amount proposed to be paid to such holders pursuant to the terms of the Merger Agreement. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Merger Agreement, the CVR Agreement, or the Transaction, including, without limitation, the structure or form of the Transaction, the form or any other terms of the CVR, or any other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, we express no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any other party, or class of such persons in connection with the Transaction, whether relative to the Cash Amount proposed to be paid to the Company pursuant to the terms of the Merger Agreement or otherwise. Our opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof, and we do not have any obligation or responsibility to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof. Our opinion does not constitute a recommendation to any stockholder of the Company as to whether or how such stockholder should vote or otherwise act with respect to the Transaction or any other matter.

Our financial advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. This opinion has been authorized by the Leerink Partners LLC Fairness Opinion Review Committee.

BOSTON | CHARLOTTE | CHICAGO | LOS ANGELES | MIAMI | NASHVILLE | NEW YORK | SAN FRANCISCO	LEERINK.COM

The Board of Directors Turnstone Biologics Corp. June 26, 2025 Page 4

Based upon and subject to the foregoing, including the various assumptions, qualifications and limitations set forth herein, it is our opinion that, as of the date hereof, the Cash Amount proposed to be paid to the holders of Shares (other than Excluded Shares) pursuant to the terms of the Merger Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

BOSTON | CHARLOTTE | CHICAGO | LOS ANGELES | MIAMI | NASHVILLE | NEW YORK | SAN FRANCISCO	LEERINK.COM

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